Filed Pursuant to Rule 424(b)(5)
Reg. No. 333-43862

Prospectus Supplement
January 10, 2006
(To Prospectus dated January 12, 2001)

$200,000,000

Waddell & Reed Financial, Inc.

5.60% Notes due 2011

We are offering $200,000,000 aggregate principal amount of 5.60% notes due January 15, 2011. We will pay interest on the notes semi-annually on January 15 and July 15 of each year, beginning on July 15, 2006. At our option, we may redeem some or all of the notes at any time before their maturity date at the redemption price described under “Description of the Notes—Optional Redemption.”

The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public(1)	99.965%	$199,930,000
Underwriting discounts and commissions	0.600%	$1,200,000
Proceeds (before expenses) to Waddell & Reed(1)	99.365%	$198,730,000

(1)   Plus accrued interest from January 13, 2006, if settlement occurs after that date.

The notes will be delivered through the book-entry facilities of The Depository Trust Company on or about January 13, 2006.

Joint Book-Running Managers

Banc of America Securities LLC	JPMorgan

BNY Capital Markets, Inc.	Merrill Lynch & Co.
Morgan Stanley	Scotia Capital

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

i

SUMMARY

This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus supplement or the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before purchasing our notes. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. References to “Waddell & Reed” refer to Waddell & Reed Financial, Inc. Unless the context requires otherwise, references to “we,” “us,” “our” and the “Company” refer collectively to Waddell & Reed and its subsidiaries.

Waddell & Reed Financial, Inc.

Waddell & Reed Financial, Inc., through its subsidiaries, provides investment management and financial planning services to clients throughout the United States. We derive our revenues primarily from providing investment advisory, distribution and administrative services to mutual funds and institutional and separately managed accounts. Investment management fees, our most substantial source of revenues, are based on the amount of average assets under management and are affected by sales levels, financial market conditions, redemptions and the composition of assets. Underwriting and distribution revenues, another substantial source of revenues, primarily consist of commissions derived from sales of investment products, insurance products and distribution fees on certain variable products, as well as advisory services. The products sold have various commission structures and the revenues received from sales of products vary based on the type and amount sold.

We sell our investment products through two distribution channels: the Advisors channel; and the Wholesale channel. In the Advisors channel, as of September 30, 2005, our sales force (the “Advisors”) consisted of 2,443 financial advisors who focus their efforts primarily on the sale of investment products on which we advise, which we believe makes us unique in the asset management industry. The Advisors channel’s primary market is middle and upper-middle income Americans for which we compete primarily with smaller broker-dealers and independent financial advisors, as well as a span of other financial providers. Our sales force gains loyal customers by forming relationships with their clients and typically creates profit by collecting assets for us to manage. As a result, in the Advisors channel we generally have a lower distribution cost than that of the industry, and we are generally able to earn investment management fees on those assets for a much longer period of time than many others in the industry due to client retention fostered by our Advisors. Separately, certain products are marketed and sold through a variety of our Wholesale channel segments which include, among others, institutional (including Austin, Calvert & Flavin, Inc., an investment management subsidiary), non-proprietary (including broker-dealers, 401(k) platforms and registered investment advisors) and the Legend Group, a mutual fund distribution and retirement planning company that serves employees of school districts and other not-for-profit organizations.

We operate our investment advisory business through our subsidiary companies, primarily Waddell & Reed Investment Management Company, a registered investment adviser. Other investment advisory subsidiaries include Ivy Investment Management Company (formerly known as Waddell & Reed Ivy Investment Company), a registered investment adviser for Ivy Funds, Inc. and the Ivy Fund portfolios; Legend Advisory Corporation, a registered investment adviser for the Legend Group; and Austin, Calvert & Flavin, Inc. As of December 31, 2004 and September 30, 2005, we had a total of $38.7 billion and $40.7 billion in assets under management and approximately 2.4 million and 2.6 million shareholder accounts, respectively.

Our underwriting and distribution business operates primarily through our subsidiary Waddell & Reed, Inc. Waddell & Reed, Inc. is a registered investment adviser and a registered broker-dealer that acts primarily as the national distributor and underwriter for shares of our Waddell and Reed Advisors Group of Mutual Funds and the distributor of variable annuities and other insurance products issued by Nationwide Life Insurance Company, a subsidiary of Nationwide Financial Services, Inc., Minnesota Life Insurance Company, a subsidiary of Securian Financial Group, Inc. and others. Ivy Funds Distributor, Inc., a registered broker-dealer, is the distributor and underwriter for the Ivy Funds. Legend Equities Corporation is the registered broker-dealer for the Legend Group.

Waddell & Reed Services Company provides transfer agency and accounting services to the Waddell & Reed Advisors Group of Mutual Funds family, the Ivy Funds family, the W&R Target Funds, Inc. family, and the Waddell & Reed InvestEd Portfolios, Inc. family.

We incorporated as a Delaware corporation on December 24, 1981. Our principal offices are located at 6300 Lamar Avenue, Overland Park, Kansas 66202 (telephone number (913) 236-2000).

For additional information regarding our business, see “The Company” in this prospectus supplement as well as the documents incorporated in this prospectus supplement and the accompanying prospectus. See “Available Information.”

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete description of the notes, see “Description of the Notes” in this prospectus supplement and  “Description of Senior Debt Securities” in the accompanying prospectus.

Issuer	Waddell & Reed Financial, Inc.
Notes Offered	$200 million aggregate principal amount of 5.60% notes due 2011.
Issue Price	99.965% of the principal amount.
Maturity Date	January 15, 2011.
Interest	Interest on the notes will accrue from the date of their issuance at the rate of 5.60% per year.
Interest Payment Dates	January 15 and July 15 of each year, beginning on July 15, 2006.
Further Issuances

We will have the right to issue additional notes of this series in the future. Any additional notes will have the same terms (other than the original issuance date and, under certain circumstances, the initial interest payment date) as the notes offered by this prospectus supplement, but may be offered at a different offering price than the notes offered by this prospectus supplement. If issued, any additional notes will become part of the same series as the notes offered by this prospectus supplement.

Optional Redemption

We may, at any time, redeem some or all of the notes at a redemption price equal to the sum of (1) 100% of the aggregate principal amount of the notes being redeemed, (2) the Make-Whole Amount (as defined in “Description of the Notes—Optional Redemption” in this prospectus supplement) and (3) accrued but unpaid interest, if any, to the redemption date.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured unsubordinated indebtedness from time to time outstanding.
Form and Denominations

We will issue the notes in fully registered form in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes will be represented by one global security registered in the name of a nominee of The Depository Trust Company (“DTC”). You will hold beneficial interests in the notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest on their books. Except under limited circumstances, we will not issue certificated notes.

Use of Proceeds	We will use the net proceeds of this offering, together with cash on hand, to repay all of the $200 million aggregate principal amount outstanding of our 7½% senior notes due January 18, 2006.
Trustee, Registrar and Paying Agent	J.P. Morgan Trust Company, National Association (as successor to Chase Manhattan Trust Company, National Association).

Summary Financial Information

The selected data presented below under “Statement of Income Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the three-year period ended December 31, 2004 have been derived from the Company’s audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected data presented below under “Statement of Income Data” for the nine months ended September 30, 2005 and 2004, and “Balance Sheet Data” as of September 30, 2005, have been derived from the Company’s unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The data presented below under “Other Data” have not been derived from the Company’s consolidated financial statements. All of the selected data should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2004 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as well as our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	For the Nine Months
	Ended September 30,
	(Unaudited)		For the Year Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands, except per share data)
Statement of Income Data:
Revenues:
Investment management fees	$196,972	$177,778	$240,282	$203,918	$186,038
Underwriting and distribution fees(1)	201,248	187,846	252,883	231,662	240,473
Shareholder service fees	60,717	57,189	76,522	70,678	65,690
Total revenues(1)	458,937	422,813	569,687	506,258	492,201
Operating expenses:
Underwriting and distribution expenses(1)	223,673	198,689	268,799	239,298	242,372
Compensation and related costs	61,028	53,187	72,763	68,515	58,302
Equity compensation	13,316	7,464	10,336	31,682	—
General and administrative	70,210	28,957	38,357	69,862	37,305
Subadvisory fees	12,619	4,209	6,983	1,012	8
Depreciation	7,435	6,777	9,090	7,191	6,441
Total operating expenses(1)	388,281	299,283	406,328	417,560	344,428
Income before provision for income taxes	64,326	119,574	158,210	84,934	132,598
Net income(2)(3)(4)	40,195	76,503	102,165	54,265	87,425
Per common share—basic(2)(3)(4)	0.50	0.95	1.27	0.67	1.09
Per common share—diluted(2)(3)(4)	0.49	0.93	1.25	0.66	1.07
Dividends declared per common share	0.45	0.45	0.60	0.57	0.53

(Footnotes on next page)

	As of September 30, (Unaudited)	As of December 31,
	2005	2004	2003	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$142,503	$83,900	$71,466	$53,418
Investment securities	51,249	125,275	81,417	84,118
Goodwill	195,309	195,309	195,309	193,749
Total assets	601,245	619,907	565,804	560,492
Short-term debt	200,224	35,000	25,000	58,000
Long-term debt	—	202,899	209,711	213,057
Total liabilities	371,531	401,030	390,399	411,187
Total stockholders’ equity	229,714	218,877	175,405	149,305

	For the Nine Months Ended September 30, (Unaudited)		For the Year Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands, except number of financial advisors)
Other Data:
Assets under management (at period end)	$40,720,616	$35,603,417	$38,657,754	$36,573,089	$28,114,972
Advisor and productivity data (excluding Legend):
Proprietary investment product sales(5)	1,400,372	1,353,210	1,811,960	1,796,244	2,008,599
Number of financial advisors (at period end)	2,443	2,566	2,623	2,929	3,466
Average number of financial advisors	2,455	2,546	2,556	3,049	3,198
Investment product sales per advisor	570	532	709	589	628

(1)   “Underwriting and distribution fees,” “Total revenues,” “Underwriting and distribution expenses” and “Total operating expenses” for 2004, 2003 and 2002 reflect the effects of reclassifications for the change in our method for reporting Rule 12b-1 service fee revenue to the gross basis of presentation that was adopted in 2005. Previously, we presented Rule 12b-1 service fee revenue for both compensatory and reimbursement plans as a reduction of underwriting and distribution expenses.

(2)   Includes a 2005 pre-tax charge of $41.3 million ($27.0 million net of tax) related to settlements of outstanding legal matters with Torchmark Corporation for actions in Alabama, California and Kansas; a settlement with the National Association of Securities Dealers (“NASD”) and a consortium of states relating to variable annuity sales practices; separation payments to our former chief executive officer; and other employee separation payments related to the restructuring of our Advisors channel.

(3)   Includes a pre-tax charge of $27.1 million ($17.2 million net of tax) relating to a stock option tender offer in the first quarter of 2003 and a pre-tax charge in the third quarter of 2003 of $32.0 million ($21.5 million net of tax) for estimated damages and legal costs for both the third quarter of 2003 and estimated future legal costs in connection with the litigation regarding United Investors Life Insurance Company, the NASD sales practice examinations and ongoing disputes with former sales personnel in our Advisors channel.

(4)   Includes a pre-tax write-down in 2002 of $7.1 million ($4.4 million net of tax) relating to an other than temporary decline in the value of certain investment securities and $2.0 million ($1.3 million net of tax) for a charge related to an NASD arbitration with a former financial advisor.

(5)   Proprietary investment product sales are gross commissionable sales by our financial advisors (without deduction for commissions) and do not include mutual funds sold at net asset value or sales of other non-proprietary mutual funds or insurance products.

RISK FACTORS

Before investing in the notes, you should carefully consider all the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below and the additional risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2004.

Regulatory risk is substantial in our business. Non-compliance with regulations or changes in regulations could have a significant impact on the conduct of our business and our prospects, revenues and earnings.

Our investment management business is heavily regulated, primarily at the federal level. Non-compliance with applicable laws or regulations could result in sanctions being levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market, or the revocation of licenses. Non-compliance with applicable laws or regulations could also adversely affect our reputation, prospects, revenues and earnings. In addition, changes in current legal, regulatory, accounting, tax or compliance requirements or in governmental policies could adversely affect our operations, revenues and earnings by, among other things, increasing expenses and reducing investor interest in certain products we offer.

In response to recent scandals in the mutual fund industry regarding late trading, market timing and selective disclosure of portfolio information, various legislative and regulatory proposals are pending in or before, or have been adopted by, the Securities and Exchange Commission (the “SEC”), the United States Congress, the legislatures in states in which we conduct operations and the various regulatory agencies that supervise our operations. Additionally, the SEC, the NASD and other regulators, as well as Congress, are investigating certain practices within the mutual fund industry. These proposals, if enacted or adopted, could have a substantial impact on the regulation and operation of mutual funds and could adversely affect our ability to retain the assets we manage and our revenue and net income. In particular, new rules and regulations recently proposed or adopted by the SEC will place greater regulatory compliance and administrative burdens on us. For example, recently adopted rules require investment advisors and mutual funds to adopt, implement, review and administer written policies and procedures reasonably designed to prevent violation of the federal securities laws. Similarly, the public disclosure requirements applicable to mutual funds have become more stringent. We may require additional staff to satisfy these obligations, which would increase our operating expenses.

We are at risk of litigation which could result in substantial costs to us and adversely impact our earnings.

Waddell & Reed and/or certain of its subsidiaries are involved from time to time in various legal proceedings and claims incident to the normal conduct of business. During the second quarter of 2005, we recorded a charge of $35.0 million related to settlements of outstanding litigation in the resolution of legal matters, including with the NASD and Torchmark Corporation (“Torchmark”) as set forth under the heading “NASD Enforcement Action” disclosed in Part I, Item 3 of our Annual Report on Form 10-K for the year ended December 31, 2004. Previously, during the third quarter of 2003, we recorded a charge of $32.0 million for estimated damages and legal costs for both the third quarter of 2003 and future legal costs in connection with the litigation regarding United Investors Life Insurance Company, the NASD Enforcement Action, and ongoing disputes with former sales personnel in our Advisors channel, including an NASD arbitration involving a former Company financial advisor (the “Sawtelle Arbitration”). On December 15, 2005, we settled the Sawtelle Arbitration for $7.9 million, and expect to record a pre-tax charge of approximately $6.1 million in the fourth quarter of 2005 related to this matter.

SEC/New York Attorney General/Kansas Securities Commission

During the third and fourth quarters of 2003, we received a subpoena from the New York Attorney General’s office and requests for information from the SEC and the Kansas Securities Commission with regard to their investigations of market-timing and late trading within the mutual fund industry. We are currently engaged in settlement discussions with these regulators in an attempt to resolve these matters. We have submitted a signed offer of settlement to the SEC, which provides for material monetary payments by us as well as specified compliance and oversight procedures. As of the date hereof, it is uncertain whether this offer will be accepted by the SEC. In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. The ultimate resolution of this matter (including acceptance of our settlement offer), or an adverse determination against us, could have a material adverse impact on our financial position and results of operations.

Waddell & Reed Financial, Inc. vs. Torchmark Corporation/Tax Proceedings

Pursuant to the terms of the Separation Agreement and the Disaffiliation Agreement executed at the time of the spin-off of the Company from Torchmark, the Company and Torchmark agreed upon the parties’ respective obligations and entitlements with respect to Kansas state income tax liabilities and refunds for original and amended tax returns filed and to be filed for the period 1993 through 1997 and a stub period for 1998 when the Company was a direct affiliate/subsidiary of Torchmark. The referenced tax returns were all filed by Torchmark on a combined basis with the Company using complex unitary filing rules for the tax years in question. The State of Kansas held the returns under audit for an extended period of time and determined that it would contest the basis on which the returns had been filed. Torchmark disputed the determination of the state tax examiners and contested the matter under the rules of the Kansas Department of Revenue.

In April 2004, Torchmark entered into a Tax Settlement Agreement with the State of Kansas and finalized and closed the above referenced income tax returns. The tax returns were accepted, as filed, using the unitary filing status. Torchmark and its affiliates were determined to have no additional tax liabilities and received significant refunds of taxes that the Company had originally paid in to the State of Kansas. Following the completion of the Kansas Tax Settlement, Torchmark made demand on the Company and subsequently filed suit in Alabama state court for $7.8 million, representing the amounts, plus interest, that Torchmark alleged the Company’s stand alone liability to the State of Kansas would have been but for the use of Torchmark’s losses in the previously filed tax returns.

In the fourth quarter of 2004, pursuant to the terms and conditions of the Disaffiliation Agreement, the Company obtained a stay of the Alabama suit pending resolution of an arbitration proceeding before the American Arbitration Association. In its demand for arbitration, the Company seeks a declaration from the arbitrators that it is not liable to Torchmark for the amounts claimed by Torchmark. In addition, the Company seeks an arbitration award in its favor in respect of refunds received by Torchmark from the State of Kansas pursuant to the Tax Settlement Agreement. It is anticipated that this arbitration will occur during the second quarter of 2006.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of the matter, or an adverse determination against us could have a material adverse impact on our financial position and results of operations.

Williams Excessive Fee Litigation

In March 2004, three individuals who purchased shares of mutual funds for which certain of our subsidiaries provide services filed a complaint in Missouri on behalf of the mutual funds, alleging that the Company breached its fiduciary duties to the mutual funds by collecting excessive investment advisory fees and/or excessive 12b-1 fees in violation of the Investment Company Act of 1940. Subsequently, the case has been removed to Federal District Court in the State of Kansas. It is anticipated that this trial will occur during the fourth quarter of 2006. In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. The ultimate resolution of this matter, or an adverse determination against us, could have a material adverse impact on our financial position and results of operations.

Fee pressures could reduce our revenue and profitability.

There is a trend toward lower fees in some segments of the investment management business. In addition, the SEC has adopted rules that are designed to improve mutual fund corporate governance, which could result in further downward pressure on investment advisory fees in the mutual fund industry. Accordingly, there can be no assurance that we will be able to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse impact on our revenues and profitability.

There may be adverse effects on our revenues and earnings if our mutual funds’ performance declines.

Success in the investment management and mutual fund businesses is dependent on the investment performance of client accounts relative to market conditions and the performance of competing funds. Good relative performance stimulates sales of our mutual funds’ shares and tends to keep redemptions low. Sales of our mutual funds’ shares in turn generate higher management fees and distribution revenues. Good relative performance also attracts institutional and separate accounts. Conversely, poor relative performance results in decreased sales, increased redemptions of the funds’ shares and the loss of institutional and separate accounts, resulting in decreases in revenues. Failure of our mutual funds to perform well could, therefore, have a material adverse effect on our revenues and earnings.

Our revenues, earnings and prospects could be adversely affected if the securities markets decline.

Our results of operations are affected by certain economic factors, including the level of the securities markets. The existence of adverse market conditions, especially in the United States domestic stock market due to our high concentration of assets under management in that market, and lack of investor confidence could result in investors withdrawing from the markets or decreasing their rate of investment, either of which could adversely affect our revenues, earnings and growth prospects. Because our revenues are, to a large extent, investment management fees which are based on the value of assets under management, a decline in the value of these assets adversely affects our revenues and earnings. Our growth is dependent to a significant degree upon our ability to attract and retain mutual fund assets, and, in an adverse economic environment, this may prove difficult. Our growth rate has varied from year to year and there can be no assurance that the average growth rates sustained in the recent past will continue. In addition, a decline in the market value of these assets could cause our clients to withdraw funds in favor of investments they perceive as offering greater opportunity or lower risk, which could also negatively impact our revenues and earnings. The combination of adverse markets reducing sales and investment management fees could compound on each other and materially affect earnings.

An increasing percentage of our assets under management are distributed through our Wholesale channel which reflects higher redemption rates than our traditional Advisors channel.

In recent years we have focused on expanding distribution efforts relating to our Wholesale channel. The percentage of our assets under management attributable to the non-proprietary segment of our Wholesale channel has increased from 10.4% at December 31, 2003 to 15.1% at September 30, 2005 and the percentage of our total sales represented by the non-proprietary segment of our Wholesale channel has increased from 16.5% for the year ended December 31, 2003 to 42.7% at September 30, 2005. The success of our Wholesale channel sales depends upon our maintaining strong relationships with institutional accounts, certain strategic partners and our non-proprietary sales outlets. Many of those distribution sources also offer investors competing funds that are internally or externally managed, which could limit the distribution of our products. The loss of any of these distribution channels and the inability to continue to access new distribution channels could decrease our assets under management and adversely affect our results of operations and growth. We cannot assure you that these channels and their client bases will continue to be accessible to us. The loss or diminution of the level of business we do with those providers could have a material adverse effect on our business. In addition, our Wholesale channel had redemption rates of 22.1% and 24.0% for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively compared to redemption rates of 11.3% and 9.8% for our Advisors channel in the same periods reflecting the higher rate of transferability of investment assets in the Wholesale channel.

There may be an adverse effect on our revenues and earnings if our investors remove the assets we manage on short notice.

A majority of our revenues are derived from investment management agreements with our mutual funds that, as required by law, are terminable on 60 days’ notice. Each investment management agreement must be approved and renewed annually by the disinterested members of each mutual fund’s board of directors/trustees or its shareholders, as required by law. Some of these investment management agreements may be terminated or may not be renewed. In addition, mutual fund investors may redeem their investments in our mutual funds at any time without any prior notice. Our investment management agreements with institutions and other non-mutual fund accounts are generally terminable upon relatively short notice. Investors can terminate their relationship with us, reduce their aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, and financial market performance. The decrease in revenues that could result from any such event could have a material adverse effect on our business and earnings.

New regulations restricting the use of “soft dollars” could result in an increase in our expenses.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker-dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive “soft dollar credits” from broker-dealers that we can use to defray certain of our expenses. If regulations are adopted revising or eliminating the ability of asset managers to use “soft dollars,” our operating expenses could increase.

Our ability to hire and retain senior executive management and other key personnel is significant to our success and growth.

Our continued success depends to a substantial degree on our ability to attract and retain qualified senior executive management and other key personnel to conduct our fund management and investment advisory business. The market for qualified fund managers, investment analysts and financial advisors is extremely competitive. We are dependent on our financial advisors and select wholesale distributors to sell our mutual funds and other investment products. Our growth prospects will be directly affected by the quality, quantity and productivity of financial advisors we are able to successfully recruit and retain. There can be no assurances that we will be successful in our efforts to recruit and retain the required personnel.

We could experience adverse effects on our revenues, profits and market share due to strong competition from numerous and sometimes larger companies.

We compete with stock brokerage firms, mutual fund companies, investment banking firms, insurance companies, banks, Internet investment sites, and other financial institutions and individual registered investment advisers. Many of these companies not only offer mutual fund investments and services but also offer an ever-increasing number of other financial products and services. Many of our competitors have more products and product lines, services and brand recognition and may also have substantially greater assets under management. Many larger mutual fund complexes have developed relationships with brokerage houses with large distribution networks, which may enable those fund complexes to reach broader client bases. In recent years, there has been a trend of consolidation in the mutual fund industry resulting in stronger competitors with greater financial resources than us. There has also been a trend toward online Internet financial services. If existing or potential customers decide to invest with our competitors instead of with us, our market share, revenues and income could decline.

The terms of our credit facility impose restrictions on our operations that may adversely impact our prospects and the operations of our business. There are no assurances we will be able to raise additional capital if needed, which could negatively impact our liquidity, prospects and operations.

We have entered into a three-year revolving credit facility with various lenders providing for total loans of $200.0 million. Under this facility, the lenders may, at their option upon our request, expand the facility to $300.0 million. In August 2000, we also began using money market loans, which function similarly to commercial paper. At January 5, 2006, there was no balance outstanding under either the revolving credit facility or the money market loan program. The terms and conditions of our revolving credit facility and the money market loans impose restrictions that affect, among other things, our ability to incur additional debt, make capital expenditures and acquisitions, merge, sell assets, pay dividends and create or incur liens. Our ability to comply with the financial covenants set forth in our credit facility could be affected by events beyond our control, and there can be no assurance that we will achieve operating results that will comply with such terms and conditions, a breach of which could result in a default under our credit facility. In the event of a default, the banks could elect to declare the outstanding principal amount of our credit facility, all interest thereon, and all other amounts payable under our credit facility to be immediately due and payable.

Our ability to meet our cash needs and satisfy our debt obligations will depend upon our future operating performance, asset values, perception of our creditworthiness and, indirectly, the market value of our stock. These factors will be affected by prevailing economic, financial and business conditions and other circumstances, some of which are beyond our control. We anticipate that borrowings from our existing credit facility, money market loans and/or cash provided by operating activities will provide sufficient funds to finance our business plans, meet our operating expenses and service our debt obligations as they become due. However, in the event that we require additional capital, there can be no assurance that we will be able to raise such capital when needed or on satisfactory terms, if at all, and there can be no assurance that we will be able to renew or refinance our credit facility upon its maturity or on favorable terms. If we are unable to raise capital or obtain financing, we may be forced to incur unanticipated costs or revise our business plan.

Systems failure may disrupt our business and result in financial loss and liability to our clients.

Our business is highly dependent on financial, accounting and other data processing systems and other communications and information systems, including our mutual fund transfer agency system maintained by a third-party service provider. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems of third parties. If any of these systems do not function properly, we could suffer financial loss, business disruption, liability to clients, regulatory intervention or damage to our reputation. If our systems are unable to accommodate an increasing volume of transactions, our ability to expand could be affected. Although we have back-up systems in place, we cannot be sure that any systems failure or interruption, whether caused by a fire, other natural disaster, power or telecommunications failure, acts of terrorism or war or otherwise will not occur, or that back-up procedures and capabilities in the event of any failure or interruption will be adequate.

Potential misuse of funds and information in the possession of our employees and/or advisors could result in liability to our clients and subject us to regulatory sanctions.

Our financial advisors handle a significant amount of funds for our clients as well as financial and personal information. Although we have implemented a system of controls to minimize the risk of fraudulent taking or misuse of funds and information, there can be no assurance that our controls will be adequate or that a taking or misuse by our employees or financial advisors can be prevented. We could be liable in the event of a taking or misuse by our employees or financial advisors and we could also be subject to regulatory sanctions. Although we believe that we have adequately insured against these risks, there can be no assurance that our insurance will be maintained or that it will be adequate to meet any liability.

An active market for the notes may not develop.

The notes constitute a new issue of securities for which there currently is no public market, and we do not currently plan to list the notes on any national securities exchange. In addition, the liquidity of any trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for these securities and by changes in our financial performance or prospects. A liquid trading market in the notes may not develop.

Our holding company structure results in structural subordination and may affect our ability to fund our operations and make payments on our debt.

We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries and the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt or provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of our debt to participate in those assets, would be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be effectively subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including information included or incorporated by reference herein and therein, contain certain forward-looking statements with respect to our financial condition, results of operations, plans, objectives, future performance and business, including without limitation, statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates,” “intends” or similar expressions. These forward-looking statements involve certain risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Such differences could be caused by a number of factors including, but not limited to:

•        adverse changes in the securities and capital markets;

•        the risk that the expected benefits from the expansion of our distribution channels may not be as beneficial as anticipated;

•        adverse results of litigation or administrative proceedings;

•        governmental and regulatory investigations, as well as any settlements thereof;

•        acts of terrorism and/or war;

•        less favorable economic and market conditions, including our cost to finance our business;

•        failure to renew our investment management agreements;

•        new regulatory requirements, or changes in the applications or interpretations of existing regulatory requirements; and

•        other factors discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2004.

Should one or more of these risks materialize or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. We assume no duty to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the notes will be approximately $198.2 million, after deducting the underwriting discount and estimated expenses of the offering. We will use the net proceeds from the sale of the notes, together with cash on hand, to repay the $200 million principal amount outstanding of our 7½% senior notes due January 18, 2006.

CAPITALIZATION

The following table sets forth our unaudited capitalization on a consolidated basis as of September 30, 2005 (1) on an historical basis and (2) as adjusted to give effect to the issuance and sale of the notes, and the application of the net proceeds from this offering. See “Use of Proceeds” in this prospectus supplement. This table should be read in conjunction with our consolidated financial statements and the notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2005	As Adjusted
	(in thousands)
Short-term debt (7 1/2% senior notes due January 18, 2006)	$200,224	$—
Long-term debt
5.60% notes due 2011 offered hereby	—	199,930
Total stockholders’ equity	229,714	229,714
Total consolidated capitalization	$429,938	$429,644

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2004 and for the nine months ended September 30, 2005 are as follows:

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	5.26	10.65	6.38	8.35	8.33	13.66

For purposes of the ratio of earnings to fixed charges, “earnings” represent pre-tax earnings plus fixed charges, and “fixed charges” represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

THE COMPANY

Overview

Waddell & Reed Financial, Inc., through its subsidiaries, provides investment management and financial planning services to clients throughout the United States. We derive our revenues primarily from providing investment advisory, distribution and administrative services to mutual funds and institutional and separately managed accounts. Investment management fees, our most substantial source of revenues, are based on the amount of average assets under management and are affected by sales levels, financial market conditions, redemptions and the composition of assets. Underwriting and distribution revenues, another substantial source of revenues, primarily consist of commissions derived from sales of investment products, insurance products and distribution fees on certain variable products, as well as advisory services. The products sold have various commission structures and the revenues received from sales of products vary based on the type and amount sold.

We sell our investment products through two distribution channels: the Advisors channel; and the Wholesale channel. In the Advisors channel, as of September 30, 2005, our sales force (the “Advisors”) consisted of 2,443 financial advisors who focus their efforts primarily on the sale of investment products on which we advise, which we believe makes us unique in the asset management industry. The Advisors channel’s primary market is middle and upper-middle income Americans for which we compete primarily with smaller broker-dealers and independent financial advisors, as well as a span of other financial providers. Our sales force gains loyal customers by forming relationships with their clients and typically creates profit by collecting assets for us to manage. As a result, in the Advisors channel we generally have a lower distribution cost than that of the industry, and we are generally able to earn investment management fees on those assets for a much longer period of time than many others in the industry due to client retention fostered by our Advisors. Separately, certain products are marketed and sold through a variety of our Wholesale channel segments which include, among others, institutional (including Austin, Calvert & Flavin, Inc. (“ACF”), an investment management subsidiary), non-proprietary (including broker-dealers, 401(k) platforms and registered investment advisors) and the Legend Group (“Legend”), a mutual fund distribution and retirement planning company that serves employees of school districts and other not-for-profit organizations.

Organization

We operate our investment advisory business through our subsidiary companies, primarily Waddell & Reed Investment Management Company (“WRIMCO”), a registered investment adviser. Other investment advisory subsidiaries include Ivy Investment Management Company (“IICO”) (formerly known as Waddell & Reed Ivy Investment Company), a registered investment adviser for Ivy Funds, Inc. and the Ivy Fund portfolios (collectively, the “Ivy Funds”); Legend Advisory Corporation, a registered investment adviser for Legend; and ACF. As of December 31, 2004 and September 30, 2005, we had a total of $38.7 billion and $40.7 billion in assets under management and approximately 2.4 million and 2.6 million shareholder accounts, respectively.

Our underwriting and distribution business operates primarily through our subsidiary Waddell & Reed, Inc. Waddell & Reed, Inc. is a registered investment adviser and a registered broker-dealer that acts primarily as the national distributor and underwriter for shares of our Waddell and Reed Advisors Group of Mutual Funds (the “Advisors Funds”) and the distributor of variable annuities and other insurance products issued by Nationwide Life Insurance Company, a subsidiary of Nationwide Financial Services, Inc. (“Nationwide”), Minnesota Life Insurance Company, a subsidiary of Securian Financial Group, Inc. (“Minnesota Life”) and others. Ivy Funds Distributor, Inc., a registered broker-dealer, is the distributor and underwriter for the Ivy Funds. Legend Equities Corporation is the registered broker-dealer for Legend.

Waddell & Reed Services Company provides transfer agency and accounting services to the Advisors Funds family, the Ivy Funds family, the W&R Target Funds, Inc. (the “Target Funds”) family, and the Waddell & Reed InvestEd Portfolios, Inc. (“InvestEd”) family (collectively, the “Funds”).

Investment Management Operations

Our investment advisory business provides our largest source of revenues and profits. We earn investment management fee revenues by providing investment advisory and management services pursuant to an investment management agreement with each of the Funds. While the specific terms of the agreements vary, the basic terms are similar. The agreements provide that we render overall investment management services to each of the Funds, subject to the oversight of each Fund’s board of directors/trustees and in accordance with each Fund’s fundamental investment objectives and policies. The agreements permit us to enter into separate agreements for shareholder services or accounting services with each respective Fund.

In addition to performing investment management services for the Funds, we act as an investment adviser for institutional and other private investors and we provide subadvisory services to other investment companies. For our services as an investment adviser, we receive a fee that is generally based on a percentage of assets under management. Such services are provided pursuant to various written agreements.

Our investment management effort has a strong foundation based upon its people and resources combined with its repeatable process. We have a seasoned team of portfolio managers who average 15 years of industry experience and ten years of tenure with Waddell & Reed. Generally, our portfolio managers have had extensive experience as investment research analysts prior to acquiring portfolio management assignments. Our portfolio managers have substantial resources available to them, including the efforts of internal equity and fixed income analysts who conduct primary fundamental research including numerous on and off-site meetings annually with management of the companies in which they invest. In addition, we use research provided by brokerage firms and independent outside consultants. Portfolio managers participate in a collaborative process that blends their individual accountability with the ideas of their peers which, when supported by an intensive research capability, supports our efforts to deliver consistent, long-term performance.

We have significant experience in 12 broad asset classes, each involving multiple investment management styles. Our investment strategy generally emphasizes investments at attractive valuations in companies that the portfolio managers believe can produce above average growth in earnings. Our portfolio managers also strive for consistent long-term performance while seeking to provide downside protection in turbulent markets.

Our investment philosophy lends itself well to the financial planning approach used by our Advisors channel while our consistent long-term investment performance record supports the distribution efforts in our Wholesale channel. Our Advisors channel’s focus is on financial planning, providing clients with advice and in-depth financial planning services. Our Wholesale distribution channel encompasses garnering institutional assets for which we provide investment management services, and offering our Funds for sale through non-proprietary distribution outlets and through Legend retirement advisors. As a result of our investment philosophy and results, our Advisors channel has developed a loyal customer base with clients maintaining their accounts for approximately eight years on average as compared to four years for the mutual fund industry as a whole, as derived from statistics provided by the Investment Company Institute. This loyalty is evidenced by a relatively low redemption rate in the Advisors channel for the three years ended December 31, 2004 of 11.0%, which is considerably lower than the industry average of 24.7%. The redemption rate in the Advisors channel for the nine months ended September 30, 2005 was 9.8%.

Investment Management Products

Our mutual fund families offer a wide variety of investment options. We are the exclusive underwriter and distributor of 71 registered open-end mutual fund portfolios, including 21 portfolios in the Advisors Funds family, 27 portfolios in the Ivy Funds families, 20 portfolios in the Target Funds family and 3 portfolios in InvestEd. In addition to performing investment management services for the Funds, we act as an investment advisor for institutional and other private investors.

The following table provides information regarding the composition of our average assets under management by distribution channel and asset class for each of the last three fiscal years and the nine months ended September 30, 2005.

	Nine Months Ended		Year Ended December 31,
	September 30, 2005		2004		2003		2002
	Average Assets	Percentage of Total	Average Assets	Percentage of Total	Average Assets	Percentage of Total	Average Assets	Percentage of Total
	(in millions)
Distribution Channel:
Advisors Channel
Equity	$20,717	82%	$19,322	80%	$17,131	76%	$19,001	80%
Fixed income	3,962	16%	3,962	17%	4,203	19%	3,697	15%
Money market	681	3%	759	3%	1,038	5%	1,136	5%
Total	$25,360	100%	$24,043	100%	22,372	100%	23,834	100%
Wholesale Channel
Equity	$12,576	93%	$11,265	92%	$8,346	92%	$4,983	92%
Fixed income	943	7%	963	7%	673	7%	380	7%
Money market	56	0%	59	1%	41	1%	27	1%
Total	$13,575	100%	$12,287	100%	$9,060	100%	$5,390	100%
Total by Asset Class:
Equity	$33,293	86%	$30,587	84%	$25,477	81%	$23,984	82%
Fixed income	4,905	13%	4,925	14%	4,876	16%	4,077	14%
Money market	737	2%	818	2%	1,079	3%	1,163	4%
Total	$38,935	100%	$36,330	100%	$31,432	100%	$29,224	100%

The following table summarizes our ending assets under management by asset class, many of which incorporate multiple investment styles, as of December 31, 2004 and September 30, 2005.

	September 30, 2005		December 31, 2004
	Ending Assets	Percentage of Total	Ending Assets	Percentage of Total
	(in millions)
Investment Style:
Large capitalization growth equities	$9,225	23%	$9,305	24%
Large capitalization core equities	6,303	15%	6,336	16%
Small capitalization growth equities	4,226	10%	4,062	11%
Value equities	4,887	12%	3,793	9%
Balanced and flexible	3,477	9%	3,016	8%
Taxable investment grade fixed income	2,612	6%	2,595	7%
International equities	2,988	7%	2,558	7%
Multi-capitalization core equities	2,040	5%	2,050	5%
Middle capitalization growth equities	1,427	4%	1,392	4%
High-yield fixed income	1,205	3%	1,251	3%
Tax-exempt fixed income	1,045	3%	1,073	3%
Money market	743	2%	763	2%
Other	543	1%	464	1%
Total	$40,721	100%	$38,658	100%

Underwriting and Distribution

We earn underwriting and distribution fee revenues primarily by distributing the Funds pursuant to an underwriting agreement with each Fund (except the Target Funds as discussed below) and, to a lesser extent, by distributing mutual funds offered by other companies not affiliated with us pursuant to selling agreements. Under each underwriting agreement, we offer and sell the Funds’ shares on a continuous basis (open-end funds) and pay certain costs associated with underwriting and distributing the Funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be then either partially or fully reimbursed by the Funds. The Funds are sold in various classes that are substantially structured in ways that conform to industry standards (i.e., “front-end load,” “back-end load,” “level-load” and institutional).

When a client purchases Class A shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for the Class A shares typically declines as the investment amount increases. In addition, investors may combine their purchases of these shares to qualify for a reduced sales charge. When a client purchases Class B shares (back-end load), we do not charge an initial sales charge, but we do charge a contingent deferred sales charge upon early redemption of shares, up to 5% of the lesser of the current market net asset value or the purchase cost of the redeemed shares in the first year and declining to zero for shares held for more than six years. When a client purchases Class C shares (level-load), we do not charge an initial sales charge, but we do charge investors who redeem their Class C shares in the first year a contingent deferred sales charge of 1% of the lesser of the current market net asset value or the purchase cost of the shares redeemed.

We distribute variable products offering the Target Funds as investment vehicles pursuant to general agency arrangements with Nationwide and Minnesota Life. Commissions, marketing allowances and other compensation are paid to us as stipulated by the agreements with Nationwide and Minnesota Life. In connection with this arrangement, the Target Funds are offered and sold on a continuous basis. Significant portions of the commissions we receive from the sale of variable products are paid to our financial advisors and sales managers.

In addition to distributing variable products, we distribute a number of other insurance products through our insurance agency subsidiaries, including individual term life, group term life, whole life, accident and health, long-term care, Medicare supplement and disability insurance. We receive commissions and compensation from various underwriters for distributing these products. We are not an underwriter for any insurance policies.

Distribution Channels

We distribute our investment products through our Advisors channel, which reflects the activity of our sales force, and through our Wholesale channel, which reflects all other sales efforts, including institutional (including ACF), non-proprietary, and Legend.

The Advisors Funds, variable products offering the Target Funds, and InvestEd are offered primarily through our financial advisors and Legend retirement advisors, although Advisors Funds and InvestEd are also offered through Wholesale distribution channels in limited circumstances. The Ivy Funds are offered through both our Wholesale channel and Advisors channel. The Funds’ assets under management are included in either our Advisors channel or our Wholesale channel depending on who marketed the client account. As of September 30, 2005, we had approximately 639,000 mutual fund customers with an average investment of $42,000 and over 83,000 variable account customers with an average investment of $48,000.

Advisors Channel

Our Advisors sell investment products primarily to middle and upper-middle income Americans. We serve individual investors and businesses in geographic markets of all sizes. We assist clients with a wide range of financial issues with a significant focus on helping them plan, and accumulate financial resources, for retirement. We provide financial plans for clients, offering one-on-one consultations that emphasize long-term relationships through continued service, rather than a one-time sale. We believe that we are well positioned to benefit from the industry trend of “assisted sales” (sales of investment products through an advisor) driven by the array of options now available to investors and the need for financial planning advice. We believe that demographic trends and an increasing recognition of the importance of having adequate retirement savings will continue to support increased consumer demand for our products and services.

As of December 31, 2004, our sales force consisted of 2,623 financial advisors, including 199 district managers, and 137 district supervisors. Eight regional vice presidents and 127 division managers manage this sales force, which operates out of 184 offices located throughout the United States. In addition, we have 219 individual advisor offices. For the year ended December 31, 2004, our financial advisors sold approximately $2.2 billion of investment products. We believe, based on industry data, that our financial advisors are currently one of the largest sales forces in the United States selling primarily mutual funds. As of December 31, 2004, 35.9% of our financial advisors have been with us for more than 5 years and 18.6% for more than 10 years. The New Financial Advisor Service Fee Program, which provides new advisors with a fixed source of earnings until they can develop the skills and client base necessary to earn a stable income from commissions, has played an important role in advisor retention. As of September 30, 2005, our sales force consisted of 2,443 financial advisors.

Wholesale Channel

Our Wholesale channel consists generally of those sales that are garnered through methods other than through the Advisors channel, including institutional (including ACF), non-proprietary (including broker-dealers, 401(k) platforms and registered investment advisors), and through Legend retirement advisors. In an effort to accelerate sales growth, we have focused on expanding our Wholesale distribution efforts over the past three years. Our launch into this channel included the acquisition in 2002 of Mackenzie Investment Management Inc. (“MIMI”), a Florida-based investment management subsidiary of Toronto-based Mackenzie Financial Corporation (“MFC”) and advisor of the Ivy Funds sold in the United States, and the strategic alliance with Securian Financial Group, Inc. (“Securian”) in 2003. As a result of an increased demand for our mutual funds in our non-proprietary channel, market appreciation and assets gained through acquisitions, our assets under management from the Wholesale channel have increased from $12.2 billion at December 31, 2003 to $13.4 billion and $14.1 billion at December 31, 2004 and September 30, 2005, respectively.

Wholesale—Institutional Accounts

WRIMCO and ACF market their investment advisory services directly to institutions. However, in many cases the institutions use consultants to assist with their manager selection process. Most of our institutional business is for defined benefit pension plans, but a significant amount of assets are managed for defined contribution pension plans, foundations, endowments, Taft-Hartley plans, high-net worth individuals and insurance company general accounts. Minimum account sizes are significantly larger than those of mutual funds.

Over the past three years, we have expanded our distribution efforts through this component of our Wholesale channel by entering into additional subadvisory agreements with certain strategic partners. As part of the December 16, 2002 acquisition of the business of MIMI, we have entered into new subadvisory and marketing agreements extending MFC’s subadvisory agreements with IICO and providing us with additional investment management opportunities in Canada. Pursuant to these multi-year subadvisory agreements, we receive investment management fees covering multiple funds whose managed assets were approximately U.S. $1.1 billion at December 31, 2004.

Through our strategic alliance agreement with Securian, we agreed to become investment adviser for substantially all equity assets managed by Advantus Capital Management, Inc., a subsidiary of Securian and an affiliate of Minnesota Life. In addition, as part of the strategic alliance agreement, we manage as separate accounts certain actively managed equities in the Minnesota Life and Securian Holding Company general accounts. As of December 31, 2004, the value of assets under management resulting from our strategic alliance with Securian was $2.7 billion.

Wholesale—Non-Proprietary

In 2004, we continued to increase the distribution of our mutual funds through non-proprietary outlets. These third parties have a client relationship with, and maintain an account for, investors. Typically, these investors purchase our investment products at the suggestion of the third parties. Our efforts focus principally on distributing the Ivy Funds through three channels: broker-dealer (the largest method of distributing mutual funds for the industry), retirement (401(k) platforms using multiple managers) and registered investment advisors (fee-based financial advisors who generally sell institutional class mutual funds through supermarkets). As of December 31, 2004 and September 30, 2005, assets under management of the Ivy Funds were $4.2 billion and $6.6 billion, respectively. The Ivy Funds are also available for sale by our financial advisors, enabling them to sell a number of styles offered by the Ivy Funds family that are not part of our Advisors Funds family.

Legend retirement advisors distribute our Funds and variable products, along with other products, through Legend’s retirement advisor sales force. At December 31, 2004, Legend had 509 registered retirement advisors in 78 Legend offices located primarily in the eastern part of the United States. For the years ended December 31, 2004, 2003 and 2002, Legend retirement advisors sold $54.7 million, $57.9 million and $53.6 million of our proprietary mutual funds, respectively. For the years ended December 31, 2004, 2003 and 2002, Legend also sold $347.4 million, $231.3 million and $258.0 million, respectively, of mutual funds offered by other companies not affiliated with us. Sales per Legend retirement advisor were $790 thousand in 2004. Legend has $3.5 billion and $3.7 billion of client assets under administration as of December 31, 2004 and September 30, 2005, respectively.

Change in Assets Under Management

The following table summarizes the changes in our assets under management for the last three fiscal years and the nine months ended September 30, 2005. All sales are net of commissions. The activity includes all activity of the Funds and institutional and separate accounts, including money market funds and transactions at net asset value accounts for which we receive no commissions. Assets gained from the strategic alliance with Securian in 2003 and the acquisition of MIMI in 2002 are reported separately from sales as “Acquired Assets.”

	Advisors Channel	Wholesale Channel	Total
September 30, 2005
Beginning assets	$25,297	$13,361	$38,658
Sales (net of commissions)	1,769	2,167	3,936
Redemptions	(2,303)	(2,461)	(4,764)
Net sales	(534)	(294)	(828)
Net exchanges	(56)	48	(8)
Reinvested dividends and capital gains	128	111	239
Net flows	(462)	(135)	(597)
Market appreciation	1,744	916	2,660
Ending assets	$26,579	$14,142	$40,721
December 31, 2004 YTD
Beginning assets	$24,337	$12,236	$36,573
Sales (net of commissions)	2,219	2,652	4,871
Redemptions	(3,405)	(2,748)	(6,153)
Net sales	(1,186)	(96)	(1,282)
Net exchanges	(93)	84	(9)
Reinvested dividends and capital gains	182	157	339
Net flows	(1,097)	145	(952)
Market appreciation	2,057	980	3,037
Ending assets	$25,297	$13,361	$38,658
December 31, 2003 YTD
Beginning assets	$21,497	$6,618	$28,115
Acquired assets	—	2,437	2,437
Sales (net of commissions)	2,344	3,321	5,665
Redemptions	(3,421)	(2,151)	(5,572)
Net sales	(1,077)	1,170	93
Net exchanges	(34)	25	(9)
Reinvested dividends and capital gains	195	149	344
Net flows	(916)	1,344	428
Market appreciation	3,756	1,837	5,593
Ending assets	$24,337	$12,236	$36,573

December 31, 2002 YTD
Beginning assets	$27,129	$5,677	$32,806
Acquired assets	—	1,636	1,636
Sales (net of commissions)	2,704	1,380	4,084
Redemptions	(3,691)	(1,139)	(4,830)
Net sales	(987)	241	(746)
Net exchanges	(55)	33	(22)
Reinvested dividends and capital gains	199	104	303
Net flows	(843)	378	(465)
Market depreciation	(4,789)	(1,073)	(5,862)
Ending assets	$21,497	$6,618	$28,115

DESCRIPTION OF THE NOTES

We will issue the notes under a senior indenture dated as of January 18, 2001, as supplemented by a supplemental indenture to be dated as of January 13, 2006, between the Company and J.P. Morgan Trust Company, National Association (as successor to Chase Manhattan Trust Company, National Association), as trustee. When we refer to the “indenture” in this prospectus supplement, we are referring to the senior indenture as supplemented by the supplemental indenture. The following summarizes material terms of the notes. The notes are a series of senior debt securities described in the accompanying prospectus. The following description supplements, and to the extent it is inconsistent, supersedes, the statements under “Description of Senior Debt Securities” in the accompanying prospectus. We refer you to the accompanying prospectus for a description of the debt securities and the senior indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture. As used in this section of this prospectus supplement, references to “we,” “us,” “our” or “the Company” does not include any current or future subsidiary of Waddell & Reed Financial, Inc.

General

The notes will be initially limited to $200,000,000 aggregate principal amount. The notes will be issued only in fully registered form in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes will bear interest from and including January 13, 2006 to but excluding the date of maturity, at an annual rate of 5.60%. The notes will mature on January 15, 2011. The Company will pay interest on January 15 and July 15 of each year, beginning on July 15, 2006, to the persons in whose names the notes (or any predecessor notes) are registered in the security register at the close of business on the applicable regular record date, which is the January 1 or July 1 next preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

The Company will have the right, without the consent of the holders of the notes, to issue additional notes of this series in the future. Any such additional notes would have the same terms (other than their original issuance date and, under certain circumstances, the initial interest payment date) as the notes offered by this prospectus supplement but may be offered at a different offering price than the notes offered by this prospectus supplement. If issued, any such additional notes will become part of the same series as the notes offered by this prospectus supplement.

The Company will be able to redeem the notes at any time before their stated maturity date as described below under “—Optional Redemption.”  The notes do not provide for any sinking fund.

Ranking of Notes

The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future unsecured unsubordinated indebtedness. See “Risk Factors—Our holding company structure results in structural subordination and may affect our ability to fund our operations and make payments on our debt.”

Optional Redemption

The Company may redeem the notes at any time in whole or from time to time in part at a redemption price equal to the sum of 100% of the aggregate principal amount of the notes being redeemed, accrued but unpaid interest on those notes to the redemption date, and the Make-Whole Amount, if any, as defined below. The Company will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the registered holders of the notes as of the close of business on the record date immediately preceding that interest payment date.

If the Company has given notice as provided in the indenture and made funds available for the redemption of any notes called for redemption on the redemption date referred to in that notice, those notes will cease to bear interest on that redemption date and the only right of the holders of those notes will be to receive payment of the redemption price.

The Company will give notice of any redemption of any notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the aggregate principal amount of the notes to be redeemed.

If the Company chooses to redeem less than all of the notes, it will notify J.P. Morgan Trust Company, National Association, as trustee under the indenture, at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of the notes to be redeemed and the applicable redemption date. The trustee will select, in the manner it deems fair and appropriate, the notes to be redeemed in part.

As used in this prospectus supplement:

“Make-Whole Amount” means, in connection with any optional redemption, the excess, if any, of (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate, determined on the third business day preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (b) the aggregate principal amount of the notes being redeemed.

“Reinvestment Rate” means 0.20% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the indenture, then such other reasonably comparable index which shall be designated by us.

Events of Default

The following will be events of default for the notes:

(1)         default in payment of any interest when it becomes due and payable and such default continues for a period of 30 days;

(2)         default in payment of the principal amount at maturity;

(3)         default in the performance or breach by the Company of any covenant or warranty in the notes or the indenture upon receipt by the Company of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding, and the Company’s failure to cure (or obtain a waiver of) such default within 60 days after receipt by the Company of such notice;

(4)         (A) the failure of the Company to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of the Company for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $20 million and continuance of such failure, or (B) the acceleration of indebtedness in an amount (taken together with the amounts in (A)) in excess of $20 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after written notice to the Company by the trustee or to the Company and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding; or

(5)         certain events of bankruptcy, insolvency or reorganization affecting the Company.

If an event of default as described in paragraphs (1) through (4) above has occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare all notes, plus all accrued and unpaid interest, to be immediately due and payable. However, in the event of a default described under (5) above, all notes, plus all accrued and unpaid interest, will automatically become and be immediately due and payable.

Modification

In addition to those modifications that require the consent of each holder set forth under “Description of Senior Debt Securities—Modification of the Senior Indenture; Waiver of Covenants” in the accompanying prospectus, the following modifications will require the consent of the holders of each outstanding note affected:

•  change the stated maturity of any note;

•       reduce the principal amount of any note;

•       reduce the amount of principal of an original issue discount note;

•       reduce the rate of interest on, or any premium payable upon redemption of, any note;

•       change the currency or currencies in which any note is payable;

•       impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any note;

•  change the ranking of any note; or

•  reduce the percentage in principal amount of outstanding notes required to consent to any modification, amendment or any waiver under the indenture.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

J.P. Morgan Trust Company, National Association (as successor to Chase Manhattan Trust Company, National Association) is the trustee. The trustee will also act as the Company’s registrar, transfer agent and paying agent for the notes.

Book-Entry, Delivery and Form

We have obtained the information in this section concerning DTC and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

The notes will be issued as a fully-registered global note which will be deposited with, or on behalf of, DTC, and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Beneficial interests in the global note will be held in denominations of $1,000 and whole multiples of $1,000 in excess of that amount. Except as set forth below, the global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

We will pay principal, the Make-Whole Amount, if any, and interest on all notes represented by a global note to the paying agent, which, in turn, will make payment to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by the global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•       any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

•       any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

•       the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.

DTC has advised us that its current practice is to credit participants’ accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on DTC’s records, upon DTC’s receipt of funds and corresponding detail information. The underwriters will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants. Book-entry notes may be more difficult to pledge because of the lack of a physical note.

So long as DTC or its nominee is the registered owner of the global note, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the notes represented by the global note for all purposes of the notes. Owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered owners or holders of notes under the indenture. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in the global note. Beneficial owners may experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner’s account.

We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in the global note desires to take any action which a holder is entitled to take under the indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Beneficial interests in the global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for the global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

DTC has advised us that it is a limited-purpose trust company organized under the New York banking law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934.

DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC. Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system. The rules applicable to DTC and its participants are on file with the SEC.

DTC has advised us that the above information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Same-Day Payment

We will make all payments due on the notes in immediately available funds so long as the notes are in book-entry form.

Definitive Notes and Paying Agents

In the event DTC discontinues providing its services as securities depository or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we decide to discontinue use of the system of book-entry transfers through DTC, or an event of default with respect to the notes occurs, then the beneficial owners will be notified through the chain of intermediaries that definitive notes are available. Beneficial owners of interests in the global note will then be entitled (1) to receive physical delivery in certificated form of definitive notes equal in principal amount to their beneficial interest and (2) to have the definitive notes registered in their names. The definitive notes will be issued in denominations of $1,000 and whole multiples of $1,000 in excess of that amount. Definitive notes will be registered in the name or names of the person or persons DTC specifies in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the definitive notes will be recognized as the “holders” of the notes under the indenture.

The indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive note, so long as the applicant furnishes to the Company and the trustee such security or indemnity and such evidence of ownership as they may require.

In the event definitive notes are issued, the holders of definitive notes will be able to receive payments of principal, the Make-Whole Amount, if any, and interest on their notes at the office of the Company’s paying agent maintained in the Borough of Manhattan, The City of New York. Payment of principal of, or the Make-Whole Amount, on any definitive note may be made only against surrender of the note to the Company’s paying agent. The Company has the option, however, of making payments of interest by mailing checks to the address of the holder appearing in the security register maintained by the registrar of the notes.

If definitive notes are issued, the holders of definitive notes will be able to transfer their notes, in whole or in part, by surrendering the notes for registration of transfer at the office of the Company’s transfer agent, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to the Company and the registrar for the notes. Upon surrender, the Company will execute, and the trustee will authenticate and deliver new notes to the designated transferee in the amount being transferred, and a new note for any amount not being transferred will be issued to the transferor. The Company will not charge any fee for the registration of transfer or exchange, except that the Company may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

UNDERWRITING

Banc of America Securities LLC and J.P.Morgan Securities Inc. are acting as representatives of the underwriters of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has, severally and not jointly, agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the notes set forth opposite the underwriter’s name.

Underwriter	Principal amount of 5.60% notes due 2011
Banc of America Securities LLC	$ 80,000,000
J.P.Morgan Securities Inc.	80,000,000
BNY Capital Markets, Inc.	10,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	10,000,000
Morgan Stanley & Co. Incorporated	10,000,000
Scotia Capital (USA) Inc.	10,000,000
Total	$200,000,000

Under the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.350% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.225% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The notes represent a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market for the notes will develop and be sustained, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in this offering if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $500,000, excluding the underwriting discount.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Commercial bank affiliates of each of Banc of America Securities LLC, J.P. Morgan Securities Inc., BNY Capital Markets, Inc. and Scotia Capital (USA) Inc. are lenders to Waddell & Reed Financial, Inc.; Banc of America Securities LLC and J.P. Morgan Securities Inc. were coarrangers of our revolving credit facility; and one of the affiliates of J.P. Morgan Securities Inc. is the administrative agent under that facility. Affiliates of Banc of America Securities LLC, J.P. Morgan Securities Inc., BNY Capital Markets, Inc. and Scotia Capital (USA) Inc. hold, in the aggregate, approximately 62% of the commitments under our revolving credit facility. J.P. Morgan Securities Inc. also is an affiliate of J.P. Morgan Trust Company, National Association, the trustee of the indenture under which the notes will be issued.

LEGAL MATTERS

Vinson & Elkins L.L.P., Dallas, Texas, will pass upon the validity of the notes for us, and Simpson Thacher & Bartlett LLP, New York, New York, will pass upon the validity of the notes for the underwriters.

EXPERTS

The consolidated financial statements of Waddell & Reed Financial, Inc. as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference in this prospectus supplement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed and trades under the ticker symbol “WDR.”

The SEC allows us to incorporate by reference into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus. Therefore, before you decide to invest in the notes in this offering, you should always check for reports we may have filed with the SEC after the date of this prospectus supplement. We incorporate by reference the documents listed below:

•        our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 14, 2005;

•        our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on April 26, 2005;

•        our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on July 29, 2005;

•        our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as filed with the SEC on November 1, 2005;

•        our Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02, Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01) as filed with the SEC on March 7, 2005, March 29, 2005, May 26, 2005, June 23, 2005, August 3, 2005, August 11, 2005, October 11, 2005, December 9, 2005 and December 22, 2005;

•        our Definitive Proxy Statement filed on Schedule 14A, as filed with the SEC on March 14, 2005; and

•        all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02, Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any Current Report on Form 8-K) on or after the date of this prospectus supplement and before the termination of this offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement and the accompanying prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from:

Investor Relations
WADDELL & REED FINANCIAL, INC.
6300 Lamar Avenue
Overland Park, Kansas 66202
(913) 236-2000

PROSPECTUS

$400,000,000.00

WADDELL & REED FINANCIAL, INC.

SENIOR DEBT SECURITIES
JUNIOR SUBORDINATED DEBT SECURITIES
WARRANTS AND WARRANT SPREADS
COMMON STOCK

WADDELL & REED CAPITAL TRUST I

TRUST PREFERRED SECURITIES

(FULLY AND UNCONDITIONALLY GUARANTEED ON A SUBORDINATED BASIS, AS DESCRIBED
HEREIN, BY WADDELL & REED FINANCIAL, INC.)

This prospectus contains a general description of the securities which WADDELL & REED FINANCIAL, INC. and/or WADDELL & REED CAPITAL TRUST I may offer for sale. The specific terms of the securities will be contained in one or more supplements to this prospectus. Read the prospectus and any supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is January 12, 2001.

SUMMARY

This document is called a prospectus. This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the terms of the securities, you should carefully read this prospectus with the attached prospectus supplement. This prospectus and the prospectus supplement together give the specific terms of the securities being offered. You should also read the documents referred to under the heading, “Where You Can Find More Information About the Company and WADDELL & REED Capital Trust I” for information on WADDELL & REED FINANCIAL, INC. and its financial statements. The Company has its principal offices at 6300 Lamar Avenue, Overland Park, Kansas 66202 (telephone: 913-236-2000). Certain capitalized terms used in this summary are defined elsewhere in this prospectus.

WADDELL & REED FINANCIAL, INC., a Delaware corporation (also referred to as the “Company”, “WADDELL & REED”, “us” or “we”), and WADDELL & REED Capital Trust I, a statutory business trust formed under the laws of the State of Delaware (also referred to as “WADDELL & REED Capital Trust I”) has filed a registration statement with the Securities and Exchange Commission under a “shelf” registration procedure. Under this procedure the Company may offer and sell from time to time, in one or more series, up to $400,000,000.00, or the equivalent in one or more foreign currencies, including composite currencies such as the Euro, of any of the following securities:

•       senior debt securities,

•       junior subordinated debt securities,

•       warrants, including warrant spreads,

•       common stock,

•       trust preferred securities of WADDELL & REED Capital Trust I, and

•       guarantees, described below, relating to the trust preferred securities of WADDELL & REED Capital Trust I.

The securities may be sold for U.S. dollars, foreign-denominated currency or currency units; amounts payable with respect to any such securities may be payable in U.S. dollars or foreign-denominated currency or currency units.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

The prospectus supplement will also contain information about certain United States federal income tax considerations relating to the securities covered by the prospectus supplement.

The Company and WADDELL & REED Capital Trust I may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by the Company and WADDELL & REED Capital Trust I directly or through dealers or agents designated from time to time, which agents may be affiliates of the Company and WADDELL & REED Capital Trust I. If the Company, directly or through agents, solicits offers to purchase the securities, the Company reserves the sole right to accept and, together with its agents, to reject, in whole or in part, any such offer.

The prospectus supplement will also contain, with respect to the securities being sold, the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of such underwriters and the net proceeds to the Company and WADDELL & REED Capital Trust I.

Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY
AND WADDELL & REED CAPITAL TRUST I

The Company and WADDELL & REED Capital Trust I have filed a registration statement with the SEC. This prospectus is part of the registration statement but the registration statement also contains additional information and exhibits. The Company also files proxy statements, annual, quarterly and special reports, and other information with the SEC. You may read and copy the registration statement and any reports, proxy statements and other information at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC’s Regional Offices in New York, New York and Chicago, Illinois.

You can call the SEC for further information about its public reference rooms at 1-800-732-0330. Such material is also available at the SEC’s website at “http://www.sec.gov.”

You can also inspect reports, proxy statements and other information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows the Company to incorporate documents by reference in this prospectus. This means that by listing or referring to a document which the Company has filed with the SEC in this prospectus, that document is considered to be a part of this prospectus and should be read with the same care. When the Company updates the information contained in documents which have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated.

The documents listed below are incorporated by reference into this prospectus:

Company SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 1999
Quarterly Reports on Form 10-Q	Quarter ended June 30, 2000
Current Reports on Form 8-K	Dated:
• February 28, 2000
• March 7, 2000
• March 31, 2000
Current Report on Form 8-K/A	Dated March 31, 2000

The Company also incorporates by reference additional documents that it may file with the SEC between the date of this prospectus and the termination of the offering of the securities. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

Investor Relations

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas 66202

(913) 236-2000

If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, after we receive your request.

YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR INCORPORATED BY REFERENCE. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

No separate financial statements of WADDELL & REED Capital Trust I are included in this prospectus. The Company and WADDELL & REED Capital Trust I do not consider that such financial statements would be material to holders of the trust preferred securities because WADDELL & REED Capital Trust I is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Corresponding Junior Subordinated Debt Securities (as defined below under the heading “WADDELL & REED Capital Trust I”) of the Company and issuing the trust securities.

Furthermore, taken together, the Company’s obligations under each series of Corresponding Junior Subordinated Debt Securities, the Junior Indenture under which the Corresponding Junior Subordinated Debt Securities will be issued, the related Declaration and the related Preferred Securities Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the related preferred securities of WADDELL & REED Capital Trust. For a more detailed discussion see “WADDELL & REED Capital Trust I,” “Description of the Trust Preferred Securities,” “Description of Junior Subordinated Debt Securities,” “Description of the Preferred Securities Guarantees” and “Effect of Obligations under the Junior Subordinated Debt Securities and Preferred Securities Guarantee.” In addition, the Company does not expect that WADDELL & REED Capital Trust I will be filing reports with the SEC under the Securities Exchange Act of 1934.

The Company is not making an offer of its securities in any state or country where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of a later date than the date of this prospectus or any prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company and its predecessors, including without limitation, statements preceded by followed by or that include the words “believes,” “expects,” “anticipates,” “estimates,” or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors:

•       changes in the interest rate environment may reduce margins;

•       general economic or business conditions, either nationally or in the states in which the Company is doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•       legislative or regulatory changes may adversely affect the business in which the Company is engaged;

•       technological changes may be more difficult or expensive than anticipated;

•       changes may occur in the securities and capital markets;

•       the impact of changes in financial services laws and regulations;

•       unanticipated regulatory or judicial proceedings;

•       the impact of the Company’s completed acquisitions; and

•       possible adverse effect on the value of our Class A Common Stock due to the different voting rights of our Class A Common Stock and our Class B Common Stock.

If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, then the Company’s actual results, performance or achievements in 2000 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.

The Registrants caution that the foregoing list of important factors is not exclusive, and neither such list nor any such forward-looking statement takes into account the impact that any future acquisition may have on us and any such forward-looking statement. The Registrants do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Registrants.

THE COMPANY

Waddell & Reed Financial, Inc. (the “Company”), a Delaware holding company founded in 1981, is the parent company of one of the oldest mutual fund complexes in the United States, having introduced the United family of funds in 1940. Through its subsidiaries, the Company sells its investment products primarily to middle income Americans through a virtually exclusive sales force. As of June 30, 2000, the Company, through its subsidiaries, had $39.8 billion of assets under management, of which $33.8 billion were mutual fund assets and $6.0 billion were managed institutional and private accounts. The Company, through its subsidiaries, has over 633,700 mutual fund customers having an average investment of $65,800 and 63,000 variable account customers having an average investment of $60,500. The Company, through its subsidiaries, is the exclusive underwriter and distributor of 41 mutual fund portfolios, including 19 comprising the Waddell & Reed Advisors Funds (the “Advisors Funds”), 11 comprising the W & R Funds (the “W&R Funds”), and 11 comprising the Target/United Funds (the “Target/United Funds”, and together with the Advisors Funds and the W&R Funds, the “Funds”). The Company and its subsidiaries derive their revenues primarily from investment management, investment product distribution, and shareholder services administration provided to the Funds and managed institutional accounts. As part of its financial planning services, the Company, through its subsidiaries, also distributes variable annuities and life insurance products, underwritten primarily by an unaffiliated third party, to its customers.

The Company is a legal entity separate and distinct from its subsidiaries (collectively, the “affiliates”). Accordingly, the right of the Company, and thus the right of the Company’s creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate is necessarily subject to the prior claims of creditors of the affiliate, except to the extent that claims of the Company in its capacity as a creditor may be recognized. Accordingly, the Senior Debt Securities and Junior Subordinated Debt Securities will be effectively subordinated to all existing and future liabilities of the Company’s subsidiaries, and holders of Senior Debt Securities and Junior Subordinated Debt Securities should look only to the assets of the Company for payments on the Senior Debt Securities and Junior Subordinated Debt Securities.

The Company’s executive offices are located at 6300 Lamar Avenue, Overland Park, Kansas 66202, and the telephone number is (913) 236-2000.

RATIO OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges for the Company, which are computed on the basis of the total enterprise (as defined by the SEC) by dividing earnings before fixed charges and income taxes by fixed charges, are set forth below for the periods indicated. Fixed charges consist principally of interest expense on all long- and short-term borrowings.

	Six Months Ended June 30,		Year Ended December 31,
	2000	1999	1999	1998	1997	1996	1995
Earnings to Fixed Charges	17.8x	37.0x	21.2x	202.9x	N/A(1)	N/A(1)	N/A(1)

The schedule above excludes the impact of interest relating to notes with Torchmark Corporation existing prior to the initial public offering in the first quarter of 1998. Concurrent with the offering, all notes were prepaid.

(1)             During these periods, the Company had no long- or short-term borrowings outstanding.

USE OF PROCEEDS

The Company intends to use the net proceeds from the sale of the securities described in a prospectus supplement, for general corporate purposes. These corporate purposes may include the funding of investments in, or extensions of credit to, the Company’s subsidiaries. Except as described in the applicable prospectus supplement, specific allocations of the proceeds to such purposes have not been made. Pending the uses described above, the Company may temporarily invest the net proceeds in various short-term securities or apply the net proceeds to reduce short-term indebtedness. Based upon the historic and anticipated future growth of the Company and the financial needs of its subsidiaries, the Company anticipates that it will, on an ongoing basis, engage in additional financings in character and amount to be determined.

WADDELL & REED CAPITAL TRUST I

WADDELL & REED Capital Trust I is a statutory business trust created under Delaware law pursuant to:

•       a declaration of trust executed by the Company, as sponsor (the “Sponsor”) of WADDELL & REED Capital Trust I, and

•       a certificate of trust filed with the Delaware Secretary of State.

The declaration of trust will be amended and restated in its entirety (as so amended and restated, the “Declaration”) substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part.

The Declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

WADDELL & REED Capital Trust I may offer to the public, from time to time, trust preferred securities (the “Trust Preferred Securities”) representing preferred beneficial interests in WADDELL & REED Capital Trust I.

WADDELL & REED Capital Trust I exists for the exclusive purposes of:

•       issuing and selling its Trust Securities (as defined below),

•       using the proceeds from the sale of such Trust Securities to acquire a series of Corresponding Junior Subordinated Debt Securities (as defined below) issued by the Company, and

•       engaging in only those other activities necessary or incidental to the above activities (such as registering the transfer of the Trust Securities).

WADDELL & REED Capital Trust I will sell common securities representing undivided beneficial ownership interests in WADDELL & REED Capital Trust I to the Company (the “Common Securities”) and Trust Preferred Securities representing undivided beneficial ownership interests in such trust to the public. The Common Securities and the Trust Preferred Securities together are also referred to as the “Trust Securities.”

When WADDELL & REED Capital Trust I sells its Trust Preferred Securities to the public it will use the money it receives together with the money it receives from the sale of its Common Securities to buy a series of the Company’s Junior Subordinated Debt Securities (the “Corresponding Junior Subordinated Debt Securities”). The payment terms of the Corresponding Junior Subordinated Debt Securities will be virtually the same as the terms of the WADDELL & REED Capital Trust I’s Trust Preferred Securities (the “Related Trust Preferred Securities”).

WADDELL & REED Capital Trust I will own only the applicable series of Corresponding Junior Subordinated Debt Securities. The only source of funds for WADDELL & REED Capital Trust I will be the payments it receives from the Company on the Corresponding Junior Subordinated Debt Securities. WADDELL & REED Capital Trust I will use such funds to make cash payments to holders of the Trust Preferred Securities.

WADDELL & REED Capital Trust I will also have the right to be reimbursed by the Company for certain expenses.

All of the Common Securities of WADDELL & REED Capital Trust I will be owned by the Company. The Common Securities of WADDELL & REED Capital Trust will rank equally, and payments will be made on such securities PRO RATA, with the Trust Preferred Securities of WADDELL & REED Capital Trust I, except that upon the occurrence and continuance of an event of default under a Declaration resulting from an event of default under the Junior Indenture, the rights of the Company, as holder of the Common Securities, to payment in respect of distributions and payments upon liquidation or redemption will be subordinated to the rights of the holders of the Trust Preferred Securities of WADDELL & REED Capital Trust I. See “Description of the Trust Preferred Securities.” The Company will acquire Common Securities in an aggregate liquidation amount equal to not less than 3% of the total capital of WADDELL & REED Capital Trust I.

The prospectus supplement relating to any Trust Preferred Securities will contain the details of the cash distributions to be made periodically to the holders of the Trust Preferred Securities.

Under certain circumstances, the Company may redeem the Corresponding Junior Subordinated Debt Securities which it sold to WADDELL & REED Capital Trust I. If it does this, WADDELL & REED Capital Trust I will redeem a like amount of the Trust Preferred Securities which it sold to the public and the Common Securities which it sold to the Company.

Under certain circumstances the Company may terminate WADDELL & REED Capital Trust I and cause the Corresponding Junior Subordinated Debt Securities to be distributed to the holders of the Related Trust Preferred Securities. If this happens, owners of the Related Trust Preferred Securities will no longer have any interest in such WADDELL & REED Capital Trust I and will only own the Corresponding Junior Subordinated Debt Securities.

Unless otherwise specified in the applicable prospectus supplement:

•       WADDELL & REED Capital Trust I will have a term of approximately 55 years from the date it issues its Trust Securities, but may terminate earlier as provided in the Declaration.

•       WADDELL & REED Capital Trust I’s business and affairs will be conducted by its trustees (collectively, the “WADDELL & REED Capital Trust I Trustees”).

•       The trustees will be appointed by the Company as holder of the WADDELL & REED Capital Trust I’s Common Securities.

•       The duties and obligations of the trustees are governed by the Declaration for WADDELL & REED Capital Trust I.

•       The trustees will be Chase Manhattan Trust Company National Association, as the institutional Trustee (the “Institutional Trustee”), The Chase Manhattan Bank U.S.A., N.A., as the Delaware Trustee (the “Delaware Trustee”), and one or more individual trustees (the “Regular Trustees”) who are employees or officers of or affiliated with the Company. Chase Manhattan Trust Company National Association, as Institutional Trustee, will act as sole indenture trustee under the Declaration for purposes of compliance with the Trust Indenture Act. Chase Manhattan Trust Company National Association will also act as trustee under the Guarantees and the Junior Indenture. See “Description of the Preferred Securities Guarantees”, “Description of Senior Debt Securities” and “Description of Junior Subordinated Debt Securities.”

•       The Company will pay all fees and expenses related to each WADDELL & REED Capital Trust I and the offering of the Trust Preferred Securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of each WADDELL & REED Capital Trust I.

•       No amendment or modification may be made to the Declaration which would adversely affect the rights or preferences of the Trust Securities without the approval of the majority in liquidation amount of the Trust Securities (which may be only the Trust Preferred Securities or Common Securities of such trust if only that class is affected).

The principal executive office of WADDELL & REED Capital Trust I is 6300 Lamar Avenue, Overland Park, Kansas 66202, and its telephone number is (913) 236-2000.

DESCRIPTION OF SENIOR DEBT SECURITIES

GENERAL

The following description applies to the senior debt securities offered by this prospectus (the “Senior Debt Securities”). The Senior Debt Securities will be direct, unsecured obligations of the Company and will rank on a parity with all outstanding unsecured senior indebtedness of the Company. The Senior Debt Securities may be issued in one or more series. The Senior Debt Securities will be issued under a Senior Indenture (the “Senior Indenture”) by and between the Company and the trustee specified in the applicable prospectus supplement (the “Trustee”).

The statements under this caption are brief summaries of certain provisions contained in the Senior Indenture, do not claim to be complete and are qualified in their entirety by reference to the Senior Indenture, a copy of which is exhibit to, or incorporated by reference in, the registration statement of which this prospectus forms a part. Whenever defined terms are used but not defined in this prospectus, those terms have the meanings given to them in the Senior Indenture.

The following material describes certain general terms and provisions of the Senior Debt Securities to which any prospectus supplement may relate. The particular terms of any Senior Security and the extent, if any, to which these general provisions may apply to such Senior Debt Securities will be described in the prospectus supplement relating to the Senior Debt Securities.

The Senior Indenture does not limit the aggregate principal amount of Senior Debt Securities which may be issued under it. Rather, the Senior Indenture provides that Senior Debt Securities of any series may be issued under it up to the aggregate principal amount which may be authorized from time to time by the Company. Senior Debt Securities may be denominated in any currency or currency unit designated by the Company. Neither the Senior Indenture nor the Senior Debt Securities will limit or otherwise restrict the amount of other debt which may be incurred or the other securities which may be issued by the Company or any of its subsidiaries.

Senior Debt Securities of a series may be issuable in registered form without coupons (“Registered Securities”), in bearer form with or without coupons attached (“Bearer Securities”) or in the form of one or more global securities in registered or bearer form (each a “Global Security”). Bearer Securities, if any, will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

You must review the prospectus supplement for a description of the following terms, where applicable, of each series of Senior Debt Securities for which this prospectus is being delivered:

•       the title of the Senior Debt Securities;

•       the limit, if any, on the aggregate principal amount or aggregate initial public offering price of the Senior Debt Securities;

•       the priority of payment of the Senior Debt Securities;

•       the price or prices, which may be expressed as a percentage of the aggregate principal amount, at which the Senior Debt Securities will be issued;

•       the date or dates on which the principal of the Senior Debt Securities will be payable;

•       the interest rate or rates, which may be fixed or variable, for the Senior Debt Securities, if any, or the method of determining the same;

•       the date or dates from which interest, if any, on the Senior Debt Securities will accrue, the date or dates on which interest, if any, will be payable, the date or dates on which payment of interest, if any, will commence and the regular record dates for the interest payment dates;

•       the extent to which any of the Senior Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent global Senior Security will be paid;

•       each office or agency where the Senior Debt Securities may be presented for registration of transfer or exchange;

•       the place or places where the principal of, premium, if any, and interest, if any, on the Senior Debt Securities will be payable;

•       the date or dates, if any, after which the Senior Debt Securities may be redeemed or purchased in whole or in part, (i) at the option of the Company or (ii) mandatorily pursuant to any sinking, purchase or similar fund or (iii) at the option of the holder, and the redemption or repayment price or prices;

•       the terms, if any, upon which the Senior Debt Securities may be convertible into or exchanged for securities or indebtedness of any kind of the Company or of any other issuer or obligor and the terms and conditions upon which the conversion or exchange would be made, including the initial conversion or exchange price or rate, the conversion period and any other additional provisions;

•       the authorized denomination or denominations for the Senior Debt Securities;

•       the currency, currencies or units based on or related to currencies for which the Senior Debt Securities may be purchased and the currency, currencies or currency units in which the principal of, premium, if any, and any interest, if any, on the Senior Debt Securities may be payable;

•       any index used to determine the amount of payments of principal of, premium, if any, and interest, if any, on the Senior Debt Securities;

•       whether any of the Senior Debt Securities are to be issuable as Bearer Securities and/or Registered Securities, and if issuable as Bearer Securities, any limitations on issuance of the Bearer Securities and any provisions regarding the transfer or exchange of the Bearer Securities, including exchange for registered Senior Debt Securities of the same series;

•       the payment of any additional amounts with respect to the Senior Debt Securities;

•       whether any of the Senior Debt Securities will be issued as Original Issue Discount Securities (as defined below);

•       information with respect to book-entry procedures, if any;

•       any additional covenants or Events of Default not currently included in the Senior Indenture; and

•       any other terms of the Senior Debt Securities not inconsistent with the provisions of the Senior Indenture.

If any of the Senior Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or interest, if any, on any series of Senior Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to that issue of Senior Debt Securities and those currencies or currency units will be described in the applicable prospectus supplement.

A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

Senior Debt Securities may be issued as original issue discount Senior Debt Securities which bear no interest or interest at a rate which at the time of issuance is below market rates (“Original Issue Discount Securities”), to be sold at a substantial discount below the stated principal amount thereof due at the stated maturity of such Senior Debt Securities, There may be no periodic payments of interest on Original Issue Discount Securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of the Original Issue Discount Security upon acceleration will be determined in accordance with the prospectus supplement, the terms of the security and the Senior Indenture, but will be an amount less than the amount payable at the maturity of the principal of the Original Issue Discount Security. Federal income tax considerations with respect to Original Issue Discount Securities will be described in the applicable prospectus supplement.

REGISTRATION AND TRANSFER

Unless otherwise indicated in the applicable prospectus supplement, Senior Debt Securities will be issued only as Registered Securities. If Bearer Securities are issued, the United States federal income tax consequences and other special considerations, procedures and limitations relating to the Bearer Securities will be described in the applicable prospectus supplement.

Senior Debt Securities issued as Registered Securities will not have interest coupons. Senior Debt Securities issued as Bearer Securities will have interest coupons attached, unless issued as zero coupon securities.

Registered Securities (other than a Global Security) may be presented for transfer, with the form of transfer endorsed thereon duly executed, or exchanged for other Senior Debt Securities of the same series at the office of the security registrar specified in the Senior Indenture. The Company has agreed in the Senior Indenture that, with respect to Registered Securities having The City of New York as a place of payment, the Company will appoint a security registrar or co-security registrar located in The City of New York for such transfer or exchange. Transfer or exchange will be made without service charge, but the Company may require payment of any taxes or other governmental charges. Provisions relating to the exchange of Bearer Securities for other Senior Debt Securities of the same series, including, if applicable, Registered Securities, will be described in the applicable prospectus supplement. In no event, however, will Registered Securities be exchangeable for Bearer Securities.

BOOK-ENTRY SENIOR DEBT SECURITIES

Senior Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities. Each Global Security will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the applicable prospectus supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Until exchanged in whole or in part for the individual securities which it represents, a Global Security may not be transferred except as a whole by the Depositary for the Global Security to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of the successor.

The specific terms of the depositary arrangement for a series of Senior Debt Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more Global Securities will be described in the applicable prospectus supplement.

PAYMENT AND PAYING AGENTS

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of, premium, if any, and any interest on Registered Securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time. In addition, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the person entitled to the payment at the address in the applicable security register or (ii) by wire transfer to an account maintained by the person entitled to the payment as specified in the applicable security register. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Senior Security is registered at the close of business on the regular record date for such payment.

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of, premium, if any, and any interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as the Company may designate from time to time, at the option of the holder, by check or by transfer to an account maintained by the holder with a bank located outside the United States. Unless otherwise indicated in an applicable prospectus supplement, payment of interest on Bearer Securities will be made only against surrender of the coupon for such interest payment date. Payment on any Bearer Security will not be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

CONSOLIDATION, MERGER OR SALE OF ASSETS

The Senior Indenture provides that the Company may, without the consent of the holders of any of the Senior Debt Securities outstanding under the Senior Indenture, consolidate with, merge into or transfer its assets substantially as an entirety to any person, provided that:

•       any successor assumes the Company’s obligations on the Senior Debt Securities and under the Senior Indenture, and

•       after giving effect to the consolidation, merger or transfer, no Event of Default (as defined in the Senior Indenture) will have happened and be continuing.

Any consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create any Event of Default which would entitle holders of the Senior Debt Securities, or the Trustee acting on their behalf, to take any of the actions described below under “Senior Debt Securities—Events of Default, Waivers, Etc.”

LEVERAGED AND OTHER TRANSACTIONS

The Senior Indenture and the Senior Debt Securities do not contain provisions which would protect holders of the Senior Debt Securities in the event of a highly leveraged or other transaction involving the Company which could adversely affect the holders of Senior Debt Securities.

MODIFICATION OF THE SENIOR INDENTURE; WAIVER OF COVENANTS

The Senior Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Senior Debt Securities of each affected series, modifications and alterations of the Senior Indenture may be made which affect the rights of the holders of the Senior Debt Securities. However, no such modification or alteration may be made without the consent of the holder of each Senior Security affected which would, among other things,

•       modify the terms of payment of principal, premium, if any, or interest on the Senior Debt Securities; or

•       reduce the percentage in principal amount of outstanding Senior Debt Securities required to modify or alter the Senior Indenture.

EVENTS OF DEFAULT, WAIVERS, ETC.

An Event of Default with respect to Senior Debt Securities of any series is defined in the Senior Indenture as

•       default in the payment of principal of or premium, if any, on any of the outstanding Senior Debt Securities of that series when due;

•       default in the payment of interest on any of the outstanding Senior Debt Securities of that series when due and continuance of such default for 30 days;

•       default in the performance of any other covenant of the Company in the Senior Indenture with respect to Senior Debt Securities of such series and continuance of such default for 90 days after written notice;

•       certain events of bankruptcy, insolvency or reorganization of the Company; and

•       any other event that may be specified in a prospectus supplement with respect to any series of Senior Debt Securities.

If an Event of Default with respect to any series of outstanding Senior Debt Securities occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series may declare the principal amount (or if such Senior Debt Securities are Original Issue Discount Securities, the portion of the principal amount as may be specified in the terms of that series) of all Senior Debt Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of any series may waive an Event of Default resulting in acceleration of such Senior Debt Securities, but only if all Events of Default with respect to Senior Debt Securities of such series have been remedied and all payments due, other than those due as a result of acceleration, have been made.

If an Event of Default occurs and is continuing, the Trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the outstanding Senior Debt Securities of any series and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Senior Indenture will, proceed to protect the rights of the holders of all the Senior Debt Securities of such series. Prior to acceleration of maturity of the outstanding Senior Debt Securities of any series, the holders of a majority in aggregate principal amount of the Senior Debt Securities may waive any past default under the Senior Indenture except a default in the payment of principal of, premium, if any, or interest on the Senior Debt Securities of that series.

The Senior Indenture provides that upon the occurrence of an Event of Default specified in clauses (1) or (2) of the first paragraph in this subsection, the Company will, upon demand of the Trustee, pay to it, for the benefit of the holder of any such Senior Security, the whole amount then due and payable on the affected Senior Debt Securities for principal, premium, if any, and interest. The Senior Indenture further provides that if the Company fails to pay such amount upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection of such amounts.

The Senior Indenture also provides that notwithstanding any of its other provisions, the holder of any Senior Security of any series will have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on the Senior Debt Securities when due and that such right will not be impaired without the consent of such holder.

The Company is required to file annually with the Trustee a written statement of officers as to the existence or non-existence of defaults under the Senior Indenture or the Senior Debt Securities.

GOVERNING LAW

The Senior Indenture and the Senior Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

Information concerning the Trustee for a series of Senior Debt Securities will be set forth in the prospectus supplement relating to such series of Senior Debt Securities.

The Company and its affiliates have normal banking relationships with the Trustee in the ordinary course of business.

DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

Junior subordinated debt securities (the “Junior Subordinated Debt Securities”) may be issued from time to time in one or more series under an Indenture (the “Junior Indenture”), between the Company and the trustee specified in the applicable prospectus supplement (the “Trustee”). The terms of the Junior Subordinated Debt Securities will include those stated in the Junior Indenture and those made part of the Junior Indenture by reference to the Trust Indenture Act. The following summary of certain provisions contained in the Junior Indenture is not complete and is subject to the provisions of, and is qualified in its entirety by, the Junior Indenture, which is filed or incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the Trust Indenture Act. Whenever particular provisions or defined terms in the Junior Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein.

GENERAL

The Junior Subordinated Debt Securities will be unsecured, subordinated obligations of the Company. The Junior Indenture does not limit the aggregate principal amount of Junior Subordinated Debt Securities which may be issued under it. The Junior Subordinated Debt Securities are issuable in one or more series pursuant to an indenture supplemental to the Junior Indenture or a resolution of the Company’s Board of Directors or a committee appointed by the Board.

In the event Junior Subordinated Debt Securities are issued to WADDELL & REED Capital Trust I or a trustee of such trust in connection with the issuance of Trust Securities by WADDELL & REED Capital Trust I, such Corresponding Junior Subordinated Debt Securities subsequently may be distributed PRO RATA to the holders of the Trust Securities in connection with the dissolution of WADDELL & REED Capital Trust I, as described in the prospectus supplement relating to the Trust Securities. Only one series of Corresponding Junior Subordinated Debt Securities will be issued to WADDELL & REED Capital Trust I or a trustee of such trust in connection with the issuance of Trust Securities by WADDELL & REED Capital Trust I.

You must review the prospectus supplement relating to the particular Junior Subordinated Debt Securities for the following terms:

•       the specific designation of the Junior Subordinated Debt Securities;

•       the aggregate principal amount of the Junior Subordinated Debt Securities;

•       the percentage of their principal amount at which the Junior Subordinated Debt Securities will be issued;

•       the date or dates on which the principal of and premium, if any, on the Junior Subordinated Debt Securities will be payable and the right, if any, to extend such date or dates;

•       the interest rate or rates, which may be fixed or variable, if any, of the Junior Subordinated Debt Securities, or the method of determination of such rate or rates;

•       the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on such interest payment dates;

•       the right, if any, to extend the interest payment periods and the duration of an extension;

•       the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which the Junior Subordinated Debt Securities may be redeemed, in whole or in part;

•       the right and/or obligation, if any, of the Company to redeem or purchase the Junior Subordinated Debt Securities pursuant to any sinking fund or similar provisions or at the option of the holder of the security and the period or periods for which, the price or prices at which, and the terms and conditions upon which, the Junior Subordinated Debt Securities will be redeemed or repurchased, in whole or in part, pursuant to such right and/or obligation;

•       the terms and conditions, if any, upon which the Junior Subordinated Debt Securities may be converted into shares of the common stock of the Company, including the conversion price and the circumstances, if any, under which such conversion right will expire;

•       the terms of subordination;

•       the form of the Junior Subordinated Debt Securities; and

•       any other specific terms of the Junior Subordinated Debt Securities.

If a prospectus supplement specifies that a series of Junior Subordinated Debt Securities is denominated in a currency or currency unit other than United States dollars, the prospectus supplement will also specify the denomination in which the Junior Subordinated Debt Securities will be issued and the coin or currency in which the principal, premium, if any, and interest, if any, on the Junior Subordinated Debt Securities will be payable.

The Junior Indenture does not contain provisions that protect holders of the Junior Subordinated Debt Securities in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

FORM, EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

Unless otherwise specified in the applicable prospectus supplement, the Junior Subordinated Debt Securities will be issued in fully registered form without coupons and in denominations of $1,000 and multiples of $1,000. No service charge will be made for any transfer or exchange of the Junior Subordinated Debt Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other government charge payable in connection with such transfer or exchange.

Unless otherwise provided in the applicable prospectus supplement, principal and premium, if any, or interest, if any, will be payable and the Junior Subordinated Debt Securities may be surrendered for payment or transferred at the offices of the Trustee as paying and authenticating agent, provided that payment of interest, if any, may be made at the option of the Company (i) by check mailed to the address of the person entitled to such payment as it appears in the security register or (ii) by wire transfer to an account maintained by the person entitled to such payment as specified in the applicable security register.

BOOK-ENTRY JUNIOR SUBORDINATED DEBT SECURITIES

The Junior Subordinated Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary, or its nominee, which will be identified in the prospectus supplement relating to such series. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Junior Subordinated Debt Securities of the series to be represented by such Global Security or Securities. Until it is exchanged in whole or in part for Junior Subordinated Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for the Global Security to a nominee for the Depositary and except in the circumstances described in the applicable prospectus supplement.

The specific terms of the depositary arrangement for any portion of a series of Junior Subordinated Debt Securities to be represented by a Global Security and a description of the Depositary will be provided in the applicable prospectus supplement.

SUBORDINATION

The Junior Subordinated Debt Securities will be subordinated and junior in right of payment to certain other indebtedness of the Company (which may include senior indebtedness for money borrowed) to the extent described in the applicable prospectus supplement.

CERTAIN COVENANTS OF THE COMPANY

In the event Corresponding Junior Subordinated Debt Securities are issued to WADDELL & REED Capital Trust I or its trustee in connection with the issuance of Trust Securities of WADDELL & REED Capital Trust I, for so long as the Trust Securities remain outstanding, the Company will covenant:

•       to maintain directly or indirectly 100% ownership of the Common Securities of WADDELL & REED Capital Trust I, provided that certain successors which are permitted under the Junior Indenture may succeed to the Company’s ownership of the Common Securities;

•       as holder of the Common Securities, not to voluntarily terminate, wind-up or liquidate WADDELL & REED Capital Trust I, except (a) in connection with a distribution of Corresponding Junior Subordinated Debt Securities to the holders of the Trust Securities in liquidation of WADDELL & REED Capital Trust I or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Declaration of WADDELL & REED Capital Trust I; and

•       to use its reasonable efforts, consistent with the terms and provisions of the Declaration of WADDELL & REED Capital Trust I, to cause WADDELL & REED Capital Trust I to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

LIMITATION ON MERGERS AND SALES OF ASSETS

The Company will not consolidate with, or merge into, any corporation or convey or transfer its properties and assets substantially as an entirety to any person unless:

•       the successor entity expressly assumes the obligations of the Company under the Junior Indenture, and

•       after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, will have occurred and be continuing under the Junior Indenture.

EVENTS OF DEFAULT, WAIVER AND NOTICE

The Junior Indenture provides that any one or more of the following events which has occurred and is continuing constitutes an “Event of Default” with respect to each series of Junior Subordinated Debt Securities:

•       default for 30 days in payment of any interest on the Junior Subordinated Debt Securities of that series, when due; provided, however, that a valid extension of the interest payment period by the Company will not constitute a default in the payment of interest for this purpose; or

•       default in payment of principal and premium, if any, on the Junior Subordinated Debt Securities of that series when due either at maturity, upon redemption, by declaration or otherwise; provided, however, that a valid extension of the maturity of such Junior Subordinated Debt Securities will not constitute a default for this purpose; or

•       default by the Company in the performance, or breach, in any material respect of any other of the covenants or agreements in the Junior Indenture which will not have been remedied for a period of 90 days after notice; or

•       certain events of bankruptcy, insolvency or reorganization of the Company; or

•       any other Event of Default provided with respect to a particular series of Junior Subordinated Debt Securities as described in the related prospectus supplement.

The Junior Indenture provides that the Trustee may withhold notice to the holders of a series of Junior Subordinated Debt Securities, except in payment of principal or of interest or premium on the Junior Subordinated Debt Securities, if the Trustee considers it in the interest of such holders to do so.

The Junior Indenture provides that if an Event of Default with respect to any series of Junior Subordinated Debt Securities has occurred and is continuing, either the Trustee or the holders of 25 percent in principal amount of the outstanding Junior Subordinated Debt Securities of such affected series may declare the principal of all Junior Subordinated Debt Securities of the series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults may be waived, except defaults in payment of principal of or interest or premium, if any, on the Junior Subordinated Debt Securities, by the holders of a majority in principal amount of the outstanding Junior Subordinated Debt Securities of the series.

The holders of a majority in principal amount of the outstanding Junior Subordinated Debt Securities of any affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Junior Indenture with respect to the series, provided that the holders of the Junior Subordinated Debt Securities will have offered to the Trustee reasonable indemnity against expenses and liabilities.

The Junior Indenture also provides that notwithstanding any of its other provisions, the holder of any Junior Subordinated Debt Security of any series, will have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on the Junior Subordinated Debt Security on the stated maturity or upon repayment or redemption of such Junior Subordinated Debt Security and that this right will not be impaired without the consent of such holder.

The Junior Indenture requires the annual filing by the Company with the Trustee of a certificate as to the absence of certain defaults under the Junior Indenture.

MODIFICATION OF THE JUNIOR INDENTURE

The Junior Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debt Securities of all series affected by the modification at the time outstanding, to modify the Junior Indenture or the rights of the holders of the Junior Subordinated Debt Securities. However, no such modification will:

•       modify the terms of payment of principal, premium, if any, or interest on any Junior Subordinated Senior Debt Securities, or impair or affect the right of any holder of Junior Subordinated Debt Securities to institute suit for the payment of the security or the right of prepayment, if any, at the option of the holder, without the consent of the holder of each Junior Subordinated Debt Security so affected, or

•       reduce the percentage of holders of Junior Subordinated Debt Securities whose consent is required for any such modification, unless the consent of the holders of each Junior Subordinated Debt Security affected is obtained.

If Junior Subordinated Debt Securities of a series are held by WADDELL & REED Capital Trust I or a trustee of such trust, a supplemental indenture requiring such consent will not be effective until the holders of a majority in liquidation amount of the Trust Securities of WADDELL & REED Capital Trust I consent to such supplemental indenture. If the consent of the holders of each outstanding Junior Subordinated Debt Security of a series is required, such supplemental indenture will not be effective until each holder of the Trust Securities of WADDELL & REED Capital Trust I consents to such supplemental indenture.

As a result of these pass through voting rights with respect to modifications to the Junior Indenture, no modification to such indenture will be effective until the holders of a majority in liquidation amount of the Trust Securities consent to such modification and no modification described in clauses (1) and (2) above will be effective without the consent of each holder of Trust Preferred Securities and each holder of Common Securities of WADDELL & REED Capital Trust I.

SATISFACTION AND DISCHARGE

The Junior Indenture provides, among other things, that when all Junior Subordinated Debt Securities not previously delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their stated maturity within one year, the Company may deposit or cause to be deposited with the Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debt Securities not previously delivered to the Trustee for cancellation, for the principal, premium, if any, and interest to the date of the deposit or to the stated maturity, as the case may be. Upon such deposit, the Junior Indenture will cease to be of further effect except as to the Company’s obligations to pay all other sums due pursuant to the Junior Indenture and to provide the officers’ certificates and opinions of counsel required under the Junior Indenture, and the Company will be deemed to have satisfied and discharged the Junior Indenture.

GOVERNING LAW

The Junior Indenture and the Junior Subordinated Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

Information concerning the Trustee for a series of Junior Subordinated Debt Securities will be set forth in the prospectus supplement relating to such series of Junior Subordinated Debt Securities.

DESCRIPTION OF WARRANTS

OFFERED WARRANTS

We may issue warrants that are debt warrants or equity warrants. We may offer warrants separately or together with one or more additional warrants or debt securities or any combination of those securities in the form of units, as described in the applicable prospectus supplement. If we issue warrants as part of a unit, the accompanying prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants’ expiration date.

DEBT WARRANTS

We may issue, together with debt securities or separately, warrants for the purchase of debt securities on terms to be determined at the time of sale. We refer to this type of warrant as a “Debt Warrant.”

EQUITY WARRANTS

We may also issue warrants to purchase, including warrant spreads, on terms to be determined at the time of sale, shares of our Class A Common Stock.

GENERAL TERMS OF WARRANTS

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants and warrant spreads:

•       the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•       the currency with which the warrants may be purchased;

•       the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•       whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any debt security included in that unit;

•       any applicable material United States federal income tax consequences;

•       the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars, determination, or other agents;

•       the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•       if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•       information with respect to book-entry procedures, if any;

•       the terms of the securities issuable upon exercise of the warrants;

•       the antidilution provisions of the warrants, if any;

•       any redemption or call provisions;

•       the exercise price and procedures for exercise of the warrants;

•       the terms of any warrant spread and the market price of the Company’s common stock which will trigger the Company’s obligation to issue shares of its common stock in settlement of a warrant spread;

•       whether the warrants are to be sold separately or with other securities as part of units; and

•       any other terms of the warrants.

SIGNIFICANT PROVISIONS OF THE WARRANT AGREEMENTS

We will issue the warrants under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent, in one or more series, which will be described in the prospectus supplement for the warrants. The forms of warrant agreements are filed as exhibits to the registration statement. The following summaries of significant provisions of the warrant agreements and the warrants are not intended to be comprehensive and holders of warrants should review the detailed provisions of the relevant warrant agreement for a full description and for other information regarding the warrants.

MODIFICATIONS WITHOUT CONSENT OF WARRANTHOLDERS

We and the warrant agent may amend the terms of the warrants and the warrant certificates without the consent of the holders to:

•       cure any ambiguity;

•       cure, correct or supplement any defective or inconsistent provision; or

•       amend the terms in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect.

ENFORCEABILITY OF RIGHTS OF WARRANTHOLDERS

The warrant agents will act solely as our agents in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. Any holder of warrant certificates and any beneficial owner of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise the warrants evidenced by the warrant certificates in the manner provided for in that series of warrants or pursuant to the applicable warrant agreement. No holder of any warrant certificate or beneficial owner of any warrants will be entitled to any of the rights of a holder of the debt securities or any other warrant property, if any, purchasable upon exercise of the warrants, including, without limitation, the right to receive the payments on those debt securities or other warrant property or to enforce any of the covenants or rights in the relevant indenture or any other similar agreement.

REGISTRATION AND TRANSFER OF WARRANTS

Subject to the terms of the applicable warrant agreement, warrants in registered, definitive form may be presented for exchange and for registration of transfer at the corporate trust office of the warrant agent for that series of warrants, or at any other office indicated in the prospectus supplement relating to that series of warrants, without service charge. However, the holder will be required to pay any taxes and other governmental charges as described in the warrant agreement. The transfer or exchange will be effected only if the warrant agent for the series of warrants is satisfied with the documents of title and identity of the person making the request.

NEW YORK LAW TO GOVERN

The warrants and each warrant agreement will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock, and 5,000,000 shares of Preferred Stock. No Preferred Stock is outstanding as of the date of this Prospectus. The following summary description of the capital stock of the Company is qualified by reference to the Certificate of Incorporation and Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement.

COMMON STOCK

VOTING RIGHTS

The holders of Class A Common Stock and Class B Common Stock have identical rights except that:

•       holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters to be voted on by stockholders and

•       holders of Class A Common Stock are not eligible to vote on any alteration or change in the powers, preferences, or special rights of the Class B Common Stock or vice versa.

Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Company’s Certificate of Incorporation generally must be approved by a majority of the combined voting power of all Class A Common Stock and Class B Common Stock voting together as a single class. Amendments to the Company’s Certificate of Incorporation that would alter or change the powers, preferences, or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company’s Certificate of Incorporation to increase the authorized shares of any class or classes of stock will be deemed not to affect adversely the powers, preferences, or special rights of the Class A Common Stock or Class B Common Stock.

DIVIDENDS

Holders of Class A Common Stock and Class B Common Stock will receive an equal amount per share in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows:

•       shares of Class A Common Stock may be paid only to holders of Class A Common Stock and shares of Class B Common Stock may be paid only to holders of Class B Common Stock and

•       shares will be paid proportionally with respect to each outstanding share of Class A Common Stock and Class B Common Stock.

OTHER RIGHTS

On liquidation, dissolution, or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock. No shares of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock. Upon consummation of the Offering, all the outstanding shares of Class A Common Stock and Class B Common Stock will be validly issued, fully paid, and nonassessable.

PREFERRED STOCK

As of the date of this Prospectus, no shares of Preferred Stock are outstanding. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences, and rights of such series, and its qualifications, limitations, and restrictions, including, without limitation,

•       the designation of the series;

•       the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

•       whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•       the conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

•       the redemption rights and price or prices, if any, for shares of the series;

•       the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•       the amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;

•       whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; and

•       the voting rights, if any, of the holders of shares of such series.

The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock will be available for issuance without further action by the Company’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company’s securities may be listed or traded. The New York Stock Exchange, Inc. (the “NYSE”) currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock outstanding, or in the amount of voting securities outstanding, of at least 20%.

Although the Board of Directors has no current intention of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage a potential acquirer from making, without first negotiating with the Board of Directors, an acquisition attempt through which such acquirer may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of the Company’s stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

RIGHTS PLAN

On April 28, 1999, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Class A Common Stock, $.01 par value, and Class B Common Stock, $.01 par value, of the Company (collectively, the “Common Stock”). The distribution was payable to the stockholders of record at the close of business on May 12, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of the Company’s preferred stock designated as Series A Junior Participating Preferred Stock (“Preferred Stock”) at a price of $85.00 per one one-hundredth of a share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and First Chicago Trust Company of New York, as Rights Agent (the “Rights Agent”).

Initially, the Rights were attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates were distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the Voting Power as represented by the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) 10 business days (or such later date as the Board shall determine prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Voting Power is defined as the total number of votes entitled to be cast in the general election of the directors of the Company. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on April 28, 2009 (the “Expiration Date”), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $85.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $170.00 worth of Class A Common Stock (or other consideration, as noted above) for $85.00. Assuming that the Class A Common Stock had a per share value of $17.00 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Class A Common Stock for $85.00.

In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company’s Common Stock are changed into or exchanged for other securities or assets or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred so that each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring Company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time until the tenth business day after a Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, (payable in cash, Class A Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the Voting Power as represented by the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Class A Common Stock at an exchange ratio of one share of Class A Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

BUSINESS COMBINATION STATUTE

As a corporation organized under the laws of the State of Delaware, the Company will be subject to Section 203 of the Delaware General Corporation Law ( the “DGCL”), which restricts certain business combinations between the Company and an “interested stockholder” (in general, a stockholder owning 15% or more of the Company’s outstanding voting stock) or its affiliates or associates for a period of three years following the time that the stockholder becomes an “interested stockholder.” The restrictions do not apply if

•       prior to an interested stockholder becoming such, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•       upon consummation of the transaction that resulted in any person becoming an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company); or

•       at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company’s stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. The Certificate of Incorporation of the Company does not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

Certain of the provisions of the Certificate of Incorporation and Bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest, or other takeover attempt that is opposed by the Board of Directors but that a stockholder might consider to be in such stockholder’s best interest. Those provisions include

•       the classification of the Company’s Board of Directors;

•       restrictions on the rights of stockholders to remove or elect directors; and

•       prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting.

CLASSIFIED BOARD; NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

The Certificate of Incorporation and Bylaws of the Company provide that the Board of Directors—except for directors who may be elected by the holders of Preferred Stock—will be divided into three classes of directors, initially with four directors in two of the classes and two directors in the third class. One class is to be originally elected for a term expiring at the annual meeting of stockholders to be held in

1999, another class is to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2000, and another class is to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2001. Each director is to hold office until his or her successor is duly elected and qualified. Commencing with the 1999 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors (the “Whole Board”), with the Whole Board consisting of not more than 15 nor less than seven directors. The Certificate of Incorporation also provides that, subject to any rights of holders of Preferred Stock or any other series or class of stock, and unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the Certificate of Incorporation, the Board of Directors could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder’s own nominees.

The Certificate of Incorporation and Bylaws of the Company provide that, subject to the rights of holders of Preferred Stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors (“Voting Stock”), voting together as a single class.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company’s directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company’s stockholders believe that such a change would be desirable. The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board of Directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company’s stock by purchasers whose objective is to take control of the Company and remove a majority of the Board of Directors, the classification of the Board of Directors could tend to reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than might otherwise be the case.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

The Certificate of Incorporation and Bylaws provide that, and subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action may not be taken by written consent in lieu of a meeting. The Bylaws provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board or the Chairman of the Board. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

The provisions of the Certificate of Incorporation and Bylaws of the Company prohibiting stockholder action by written consent and permitting special meetings to be called only by the Chairman or at the request of a majority of the Whole Board may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman or a majority of the Whole Board by calling a special meeting of stockholders prior to the time such parties believe such consideration to be appropriate.

LIABILITY OF DIRECTORS; INDEMNIFICATION

The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability

•       for any breach of the director’s duty of loyalty to the Company or its stockholders;

•       for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•       for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL; or

•       for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of such provision will not adversely affect any right or protection of a director existing under such provision for any act or omission occurring prior to such amendment or repeal.

The Certificate of Incorporation provides that the Company will indemnify any person who was or is a party to any threatened, pending, or completed action, suit, or proceeding because he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, or other enterprise. The Certificate of Incorporation provides that this indemnification will be from and against expenses, judgments, fines, and amounts paid in settlement by the indemnitee. However, this indemnification will only be provided if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company.

LISTING

The Class A Common Stock is listed on the NYSE under the trading symbol “WDR.” The Class B Common Stock is listed on the NYSE under the trading symbol “WDR.B.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is EquiServe.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

WADDELL & REED Capital Trust I may issue only one series of Trust Preferred Securities and such series will have the terms described in the applicable prospectus supplement. The Declaration of WADDELL & REED Capital Trust I authorizes the Regular Trustees of WADDELL & REED Capital Trust I to issue on behalf of WADDELL & REED Capital Trust I one series of Trust Preferred Securities. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Trust Preferred Securities will have terms, including with respect to distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as described in the Declaration or made part of the Declaration by the Trust Indenture Act and which will mirror the terms of the Corresponding Junior Subordinated Debt Securities held by WADDELL & REED Capital Trust I and described in the applicable prospectus supplement.

You must review the prospectus supplement relating to the Trust Preferred Securities of WADDELL & REED Capital Trust I for specific terms, including:

•       the distinctive designation of the Trust Preferred Securities;

•       the number and the initial public offering price of Trust Preferred Securities issued by WADDELL & REED Capital Trust I;

•       the annual distribution rate (or method of determining such rate) for the Trust Preferred Securities, the date or dates upon which the distributions will be payable and the date or dates from which distributions will accrue;

•       whether distributions on the Trust Preferred Securities will be cumulative, and, in the case of Trust Preferred Securities having cumulative distribution rights, the date or dates or method of determining the date or dates from which the distributions on the Trust Preferred Securities will be cumulative;

•       the amount or amounts which will be paid out of the assets of WADDELL & REED Capital Trust I to the holders of Trust Preferred Securities of WADDELL & REED Capital Trust I upon voluntary or involuntary dissolution, winding-up or termination of WADDELL & REED Capital Trust I;

•       the obligation, if any, of WADDELL & REED Capital Trust I to purchase or redeem Trust Preferred Securities issued by WADDELL & REED Capital Trust I and the price or prices at which, the period or periods within which, and the terms and conditions upon which, the Trust Preferred Securities will be purchased or redeemed, in whole or in part, pursuant to such obligation;

•       the voting rights, if any, of the Trust Preferred Securities in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for the approval by the holders of Trust Preferred Securities, as a condition to specified action or amendments to the Declaration of WADDELL & REED Capital Trust I;

•       the terms and conditions, if any, upon which the Corresponding Junior Subordinated Debt Securities may be distributed to holders of Trust Preferred Securities;

•       the right and/or obligation, if any, of the Company to redeem or purchase the Trust Preferred Securities pursuant to any sinking fund or similar provisions or at the option of the holder of the Trust Preferred Securities and the period or periods for which, the price or prices at which, and the terms and conditions upon which, the Trust Preferred Securities will be redeemed or repurchased, in whole or in part, pursuant to such right and/or obligation;

•       the terms and conditions, if any, upon which the Trust Preferred Securities may be converted into shares of the common stock of the Company, including the conversion price and the circumstances, if any, under which the conversion right will expire;

•       if applicable, any securities exchange upon which the Trust Preferred Securities will be listed; and

•       any other relevant rights, preferences, privileges, limitations or restrictions of Trust Preferred Securities issued by WADDELL & REED Capital Trust I not inconsistent with the Declaration of WADDELL & REED Capital Trust I or with applicable law.

All Trust Preferred Securities will be guaranteed by the Company to the extent described below under “Description of the Preferred Securities Guarantees.”

Certain United States federal income tax considerations applicable to any offering of Trust Preferred Securities will be described in the applicable prospectus supplement.

In connection with the issuance of Trust Preferred Securities, WADDELL & REED Capital Trust I will issue one series of Common Securities. The Declaration of WADDELL & REED Capital Trust I authorizes the Regular Trustees of the trust to issue on behalf of WADDELL & REED Capital Trust I one series of Common Securities. The Common Securities will have the terms relating to distributions, redemption, voting, liquidation rights or such restrictions as are described in the Declaration. Except for voting rights, the terms of the Common Securities issued by WADDELL & REED Capital Trust I will be substantially identical to the terms of the Trust Preferred Securities issued by the trust. The Common Securities will rank on a parity, and payments will be made on the Common Securities PRO RATA, with the Trust Preferred Securities except that, upon an Event of Default under the Declaration, the rights of the holders of the Common Securities to payment for distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. Except in certain limited circumstances, the Common Securities will also carry the right to vote to appoint, remove or replace any of the WADDELL & REED Capital Trustees of WADDELL & REED Capital Trust I. All of the Common Securities of WADDELL & REED Capital Trust I will be directly or indirectly owned by the Company.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

If an Event of Default under the Declaration of WADDELL & REED Capital Trust I occurs and is continuing, then the holders of Trust Preferred Securities of WADDELL & REED Capital Trust I will rely on the enforcement by the Institutional Trustee of its rights as a holder of the applicable series of Junior Subordinated Debt Securities against the Company. In addition, the holders of a majority in liquidation amount of the Trust Preferred Securities of WADDELL & REED Capital Trust I will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Institutional Trustee or to direct the exercise of any trust or power conferred upon the Institutional Trustee under the applicable Declaration, including the right to direct the Institutional Trustee to exercise the remedies available to it as a holder of the Junior Subordinated Debt Securities.

If the Institutional Trustee fails to enforce its rights under the applicable series of Junior Subordinated Debt Securities, a holder of Trust Preferred Securities of WADDELL & REED Capital Trust I may institute a legal proceeding directly against the Company to enforce the Institutional Trustee’s rights without first instituting any legal proceeding against the Institutional Trustee or any other person or entity. However, if an Event of Default under the applicable Declaration has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the applicable series of Junior Subordinated Debt Securities on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Trust Preferred Securities of WADDELL & REED Capital Trust I may directly institute a proceeding for enforcement of payment to the holder of the principal of or interest on the applicable series of Junior Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of the Trust Preferred Securities of such holder (a “Direct Action”) on or after the respective due date. In connection with a Direct Action, the Company will be subrogated to the rights of such holder of Trust Preferred Securities under the applicable Declaration to the extent of any payment made by the Company to a holder of Trust Preferred Securities in a Direct Action. This means that the Company will be entitled to payment of amounts that a holder of Trust Preferred Securities receives in respect of an unpaid distribution that resulted in the bringing of the Direct Action to the extent that such holder receives or has already received full payment relating to such unpaid distribution from WADDELL & REED Capital Trust I.

INFORMATION CONCERNING THE INSTITUTIONAL TRUSTEE

For information concerning the relationship between the Institutional Trustee and the Company, see “Description of Junior Subordinated Debt Securities—Regarding the Trustee” and “Description of Senior Debt Securities—Regarding the Trustee” in this prospectus.

INFORMATION CONCERNING THE DELAWARE TRUSTEE

For information concerning the relationship between the Delaware Trustee, and the Company, see “Description of Senior Debt Securities—Regarding the Trustee” in this prospectus.

DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

The guarantees with respect to the Trust Preferred Securities (the “Preferred Securities Guarantees”) will be executed and delivered by the Company for the benefit of the holders from time to time of Trust Preferred Securities. Each Preferred Securities Guarantee will be qualified as an indenture under the Trust Indenture Act. An institutional trustee will act as indenture trustee under each Preferred Securities Guarantee for purposes of the Trust Indenture Act (the “Preferred Guarantee Trustee”). The terms of each Preferred Securities Guarantee will be those in such Preferred Securities Guarantee and those made part of such Preferred Securities Guarantee by the Trust Indenture Act. The summary of the terms and provisions of the Preferred Securities Guarantees in this section does not claim to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Preferred Securities Guarantee, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and the Trust Indenture Act. Each Preferred Securities Guarantee will be held by the Preferred Guarantee Trustee for the benefit of the holders of the Trust Preferred Securities of WADDELL & REED Capital Trust I.

GENERAL

Under each Preferred Securities Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth in the guarantee, to pay in full, to the holders of the Trust Preferred Securities issued by WADDELL & REED Capital Trust I, the Guarantee Payments (as defined below), except to the extent paid by WADDELL & REED Capital Trust I, as and when due, regardless of any defense, right of set-off or counterclaim which WADDELL & REED Capital Trust I may have or claim to have.

The following payments with respect to Trust Preferred Securities issued by WADDELL & REED Capital Trust I, to the extent not paid by WADDELL & REED Capital Trust I (the “Guarantee Payments”), will be subject to the applicable Preferred Securities Guarantee (without duplication):

•       any accrued and unpaid distributions which are required to be paid on the Trust Preferred Securities, to the extent WADDELL & REED Capital Trust I has funds available for such payments;

•       the redemption price, including all accrued and unpaid distributions to the date of payment (the “Redemption Price”), to the extent WADDELL & REED Capital Trust I has funds available for such payments with respect to any Trust Preferred Securities called for redemption by WADDELL & REED Capital Trust I; and

•       upon a voluntary or involuntary dissolution, winding-up or termination of WADDELL & REED Capital Trust I, other than in connection with the distribution of Corresponding Junior Subordinated Debt Securities to the holders of Trust Preferred Securities or the redemption of all of the Trust Preferred Securities, the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities to the date of payment to the extent WADDELL & REED Capital Trust I has funds available for the payment and (b) the amount of assets of WADDELL & REED Capital Trust I remaining available for distribution to holders of the Trust Preferred Securities in liquidation of WADDELL & REED Capital Trust I.

The redemption price and liquidation amount will be fixed at the time the Trust Preferred Securities are issued.

The Company’s obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Trust Preferred Securities or by causing WADDELL & REED Capital Trust I to pay such amounts to the holders.

Each Preferred Securities Guarantee will not apply to any payment of distributions except to the extent WADDELL & REED Capital Trust I has funds available for the payments. If the Company does not make interest payments on the Junior Subordinated Debt Securities purchased by WADDELL & REED Capital Trust I, WADDELL & REED Capital Trust I will not pay distributions on the Trust Preferred Securities issued by WADDELL & REED Capital Trust I and will not have funds available for such a payment. See “Description of Junior Subordinated Debt Securities—Certain Covenants of the Company.” The Preferred Securities Guarantee, when taken together with the Company’s obligations under the Junior Subordinated Debt Securities, the Junior Indenture and the Declaration, including its obligations to pay costs, expenses, debts and liabilities of WADDELL & REED Capital Trust I, other than with respect to the Trust Securities, will provide a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Trust Preferred Securities.

The Company has also agreed separately to irrevocably and unconditionally guarantee the obligations of WADDELL & REED Capital Trust I with respect to the Common Securities (the “Common Securities Guarantees”) to the same extent as the Preferred Securities Guarantees, except that upon an Event of Default under the Junior Indenture, holders of Trust Preferred Securities will have priority over holders of Common Securities with respect to distributions and payments on liquidation, redemption or otherwise.

MODIFICATION OF THE PREFERRED SECURITIES GUARANTEES; ASSIGNMENT

Except with respect to any changes which do not adversely affect the rights of holders of Trust Preferred Securities (in which case no vote will be required), each Preferred Securities Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Trust Preferred Securities issued by WADDELL & REED Capital Trust I. The manner of obtaining the approval of holders of the Trust Preferred Securities will be described in the applicable prospectus supplement. All guarantees and agreements contained in a Preferred Securities Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will benefit the holders of the outstanding Trust Preferred Securities of WADDELL & REED Capital Trust I.

TERMINATION

Each Preferred Securities Guarantee will terminate as to the Trust Preferred Securities issued by WADDELL & REED Capital Trust I:

•       upon full payment of the Redemption Price of all Trust Preferred Securities of WADDELL & REED Capital Trust I;

•       upon distribution of the Corresponding Junior Subordinated Debt Securities held by WADDELL & REED Capital Trust I to the holders of the Trust Preferred Securities of that WADDELL & REED Capital Trust I; or

•       upon full payment of the amounts payable under the Declaration of WADDELL & REED Capital Trust I upon liquidation of WADDELL & REED Capital Trust I.

Each Preferred Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities issued by WADDELL & REED Capital Trust I must restore payment of any sums paid under the Trust Preferred Securities or the Preferred Securities Guarantee.

EVENTS OF DEFAULT

An event of default under a Preferred Securities Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations under the guarantee.

The holders of a majority in liquidation amount of the Trust Preferred Securities relating to a Preferred Securities Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Preferred Guarantee Trustee in respect of the Preferred Securities Guarantee or to direct the exercise of any trust or power conferred upon the Preferred Guarantee Trustee under such Trust Preferred Securities. If the Preferred Guarantee Trustee fails to enforce the Preferred Securities Guarantee, any holder of Trust Preferred Securities relating to the Preferred Securities Guarantee may institute a legal proceeding directly against the Company to enforce the Preferred Guarantee Trustee’s rights under the Preferred Securities Guarantee, without first instituting a legal proceeding against WADDELL & REED Capital Trust I, the Preferred Guarantee Trustee or any other person or entity. However, if the Company has failed to make a Guarantee Payment, a holder of Trust Preferred Securities may directly institute a proceeding against the Company for enforcement of the Preferred Securities Guarantee for the payment. The Company waives any right or remedy to require that any action be brought first against WADDELL & REED Capital Trust I or any other person or entity before proceeding directly against the Company.

STATUS OF THE PREFERRED SECURITIES GUARANTEES

Unless otherwise provided in the applicable prospectus supplement, the Preferred Securities Guarantees with respect to the Trust Preferred Securities of WADDELL & REED Capital Trust I will constitute unsecured obligations of the Company and will rank (i) subordinate and junior in right of payment to certain other liabilities of the Company, as described in the prospectus supplement and (ii) on a parity with any guarantee now or hereafter entered into by the Company in respect of WADDELL & REED Capital Trust I or any other similar financing vehicle sponsored by the Company.

The terms of the Trust Preferred Securities provide that each holder of Trust Preferred Securities issued by WADDELL & REED Capital Trust I by acceptance of the Trust Preferred Securities agrees to the subordination provisions and other terms of the Preferred Securities Guarantee as described in the applicable prospectus supplement.

The Preferred Securities Guarantees will constitute a guarantee of payment and not of collection, meaning that the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Preferred Securities Guarantee without instituting a legal proceeding against any other person or entity.

INFORMATION CONCERNING THE PREFERRED GUARANTEE TRUSTEE

Prior to the occurrence of a default with respect to a Preferred Securities Guarantee, the Preferred Guarantee Trustee will undertake to perform only the duties that are specifically described in the Preferred Securities Guarantee and, after default, will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Preferred Guarantee Trustee will be under no obligation to exercise any of the powers given it by a Preferred Securities Guarantee at the request of any holder of Trust Preferred Securities, unless the Preferred Guarantee Trustee is offered reasonable indemnity against the costs, expenses and liabilities which it might incur in exercising the powers.

For information concerning the relationship between the Preferred Guarantee Trustee and the Company, see “Description of Junior Subordinated Debt Securities—Regarding Trustee” and “Description of Senior Debt Securities—Regarding the Trustee” in this prospectus.

GOVERNING LAW

The Preferred Securities Guarantees will be governed by and construed in accordance with the laws of the State of New York.

EFFECT OF OBLIGATIONS UNDER THE JUNIOR SUBORDINATED DEBT SECURITIES
AND THE PREFERRED SECURITIES GUARANTEE

The sole purpose of WADDELL & REED Capital Trust I is to issue the Trust Securities evidencing undivided beneficial ownership interests in the assets of WADDELL & REED Capital Trust I, and to invest the proceeds from the issuance and sale in the Corresponding Junior Subordinated Debt Securities.

As long as payments of interest and other payments are made when due on the Junior Subordinated Debt Securities, the payments will be sufficient to cover distributions and payments due on the Trust Securities because of the following factors:

•       the aggregate principal amount of Junior Subordinated Debt Securities will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities;

•       the interest rate and the interest and other payment dates on the Junior Subordinated Debt Securities will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

•       the Company will pay, and WADDELL & REED Capital Trust I will not be obligated to pay, directly or indirectly, all costs, expenses, debt, and obligations of WADDELL & REED Capital Trust I, other than with respect to the Trust Securities; and

•       the Declaration provides that WADDELL & REED Capital Trust I Trustees will not take or cause or permit WADDELL & REED Capital Trust I to, among other things, engage in any activity that is not consistent with the purposes of WADDELL & REED Capital Trust I.

Payments of distributions, to the extent funds are available, and other payments due on the Trust Preferred Securities, to the extent funds are available, are guaranteed by the Company as and to the extent described under “Description of the Preferred Securities Guarantees”. If the Company does not make interest payments on the Corresponding Junior Subordinated Debt Securities purchased by WADDELL & REED Capital Trust I, it is expected that WADDELL & REED Capital Trust I will not have sufficient funds to pay distributions on the Trust Preferred Securities. The Preferred Securities Guarantee does not apply to any payment of distributions unless and until WADDELL & REED Capital Trust I has sufficient funds for the payment of such distributions.

The Preferred Securities Guarantee covers the payment of distributions and other payments on the Trust Preferred Securities only if and to the extent that the Company has made a payment of interest or principal on the Junior Subordinated Debt Securities held by WADDELL & REED Capital Trust I as its sole asset. The Preferred Securities Guarantee, when taken together with the Company’s obligations under the Junior Subordinated Debt Securities and the Junior Indenture and its obligations under the Declaration, including its obligations to pay costs, expenses, debts and liabilities of WADDELL & REED Capital Trust I (other than with respect to the Trust Securities), provide a full and unconditional guarantee on a subordinated basis of amounts due on the Trust Preferred Securities.

If the Company fails to make interest or other payments on the Junior Subordinated Debt Securities when due, taking account of any extension period, the Declaration provides a mechanism whereby the holders of the Trust Preferred Securities may direct the Institutional Trustee to enforce its rights under the Junior Subordinated Debt Securities. If the Institutional Trustee fails to enforce its rights under the Junior Subordinated Debt Securities, a holder of Trust Preferred Securities may institute a legal proceeding against the Company to enforce the Institutional Trustee’s rights under the Junior Subordinated Debt Securities without first instituting any legal proceeding against the Institutional Trustee or any other person or entity. However, if an Event of Default under the Declaration has occurred and is continuing and such event is due to the failure of the Company to pay interest or principal on the Junior Subordinated Debt Securities on the date such interest or principal is otherwise payable (or in the case of redemption on the redemption date), then a holder of Trust Preferred Securities may institute a Direct Action for payment on or after the respective due date.

In connection with a Direct Action, the Company will be subrogated to the rights of such holder of Trust Preferred Securities under the Declaration to the extent of any payment made by the Company to such holder of Trust Preferred Securities in a Direct Action. The Company, under the Preferred Securities Guarantee, acknowledges that the Guarantee Trustee will enforce the Preferred Securities Guarantee on behalf of the holders of the Trust Preferred Securities. If the Company fails to make payments under the Preferred Securities Guarantee, the Preferred Securities Guarantee provides a mechanism whereby the holders of the Trust Preferred Securities may direct the Guarantee Trustee to enforce its rights under the guarantee. Any holder of Trust Preferred Securities may institute a legal proceeding directly against the Company to enforce the Preferred Guarantee Trustee’s rights under the Preferred Securities Guarantee without first instituting a legal proceeding against WADDELL & REED Capital Trust I, the Guarantee Trustee, or any other person or entity.

The Company and WADDELL & REED Capital Trust I believe that the mechanisms and obligations described above, taken together, provide a full and unconditional guarantee by the Company on a subordinated basis of payments due on the Trust Preferred Securities. See “Description of the Preferred Securities Guarantees—General.”

PLAN OF DISTRIBUTION

The securities offered under this prospectus may be sold in a public offering to or through agents, underwriters or dealers designated from time to time or directly to purchasers. The Company and WADDELL & REED Capital Trust I may sell their securities as soon as practicable after effectiveness of the registration statement of which this prospectus forms a part. The names of any underwriters or dealers involved in the sale of the securities in respect of which this prospectus is delivered, the amount or number of securities to be purchased by any such underwriters and any applicable commissions or discounts will be described in the applicable prospectus supplement.

Underwriters may offer and sell securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the securities, underwriters may be deemed to have received compensation from the Company and/or WADDELL & REED Capital Trust I in the form of underwriting discounts or commissions and may also receive commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters.

Any underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions.

Any underwriting compensation paid by the Company and/or WADDELL & REED Capital Trust I to underwriters in connection with the offering of securities, and any discounts, concessions or commissions allowed by such underwriters to participating dealers, will be described in an accompanying prospectus supplement. Any such compensation will not exceed 8%. Underwriters and dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters and dealers may be entitled under agreements with the Company and WADDELL & REED Capital Trust I, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

In connection with the offering of the securities of the Company or WADDELL & REED Capital Trust I, the Company or WADDELL & REED Capital Trust I may grant to the underwriters an option to purchase additional securities to cover over-allotments, if any, at the initial public offering price (with an additional underwriting commission), as may be described in the accompanying prospectus supplement. If the Company or WADDELL & REED Capital Trust I grants any over-allotment option, the terms of such over-allotment option will be described in the prospectus supplement for such securities.

Underwriters and dealers may engage in transactions with, or perform services for, the Company and/or WADDELL & REED Capital Trust I and/or any of their affiliates in the ordinary course of business. Certain of the underwriters and their associates may be customers of, including borrowers from, engage in transactions with, and perform services for, the Company, the Banks and other subsidiaries of the Company in the ordinary course of business.

Securities will be new issues of securities and will have no established trading market. Any underwriters to whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such securities may or may not be listed on a national securities exchange or the Nasdaq National Market. No assurance can be given as to the liquidity of or the existence of trading markets for any securities.

One or more direct or indirect subsidiaries of the Company may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by law. The participation of any such subsidiary will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”). The offer and sale of the securities will comply with Rule 2810 of the Rules of Conduct of the NASD. In addition, no NASD member participating in offers and sales of securities will execute a transaction in the securities in a discretionary account without the prior specific written approval of the member’s customer.

This prospectus and the related prospectus supplement may be used by direct or indirect subsidiaries of the Company in connection with offers and sales related to secondary market transactions. Such subsidiaries may act as principal or agent in such transactions. Such sales may be made at prices related to prevailing market prices at the time of sale.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain matters of Delaware law relating to the validity of the Trust Preferred Securities will be passed upon on behalf of WADDELL & REED Capital Trust I by Skadden, Arps, Slate, Meagher & Flom LLP, special Delaware counsel to the Company and WADDELL & REED Capital Trust I. Unless otherwise indicated in the applicable prospectus supplement, the validity of the Senior Debt Securities, the Junior Subordinated Debt Securities and the Preferred Securities Guarantee and certain matters relating thereto will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company. Unless otherwise indicated in the applicable prospectus supplement, certain United States federal income taxation matters will be passed upon for the Company and WADDELL & REED Capital Trust I by Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Company and WADDELL & REED Capital Trust I.

EXPERTS

The consolidated financial statements of the Company included in the Annual Report on Form 10-K for the year ended December 31, 1999, incorporated herein by reference have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

$200,000,000

Waddell & Reed Financial, Inc.

5.60% Notes due 2011

Prospectus Supplement

January 10, 2006

Banc of America Securities LLC

JPMorgan

BNY Capital Markets, Inc.

Merrill Lynch & Co.

Morgan Stanley

Scotia Capital